THUS Group plc

02060984

27 November 2002

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

82-34650

SUPPL

SEC MAIL RECEIVED PROCESSING
DEC 04 2002
WASH, D.C. 180 SECTION

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Dear Sirs

THUS Group plc (File No. ~~82-5260)~~
Rule 12g3-2b(iii) Submission

On behalf of THUS Group plc (the "Company"), and pursuant to the provisions of Rule 12g-2(b)(iii) of the Securities Exchange Act 1934, please find enclosed herewith:

(1) Copies of all announcements made by the Company to the London Stock Exchange from 10 May 2002 to date, and

(2) A list of U.S. holders of shares in the Company as at 31 October 2002.

(3) A copy of this letter which I request that you date stamp and return in the self-addressed, stamped envelope also enclosed herewith.

It has been brought to my attention that there appears on your website reference to the lodging of a form with yourselves on 21 October 2002 Accession No. 9999999997-02-055130. It would be most useful if you could possibly send us a copy of the aforementioned form by return, as we are puzzled by the information appearing which relates to our company.

If you have any questions regarding the enclosed submission please contact me at the number referred to below. Thank you for your co-operation and attention to this matter.

Yours faithfully

David Macleod

David Macleod
Company Secretary

Enc.

dw 1/10

1 / 2 BERKELEY SQUARE
99 BERKELEY STREET
GLASGOW G3 7HR

TEL 0141 565 6000
FAX 0141 270 9005
WWW THUS.NET

THUS Group p
REGISTERED OFFICE: 1 / 2 BERKELEY SQUAF
99 BERKELEY STREET GLASGOW G3 7F
REGISTERED IN SCOTLAND NO SC22673

THUS Group plc

27 November 2002

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

SEC RECEIVED PROCESSING DEC 04 2002

Dear Sirs

THUS Group plc (File No. 82-5260)
Rule 12g3-2b(iii) Submission

On behalf of THUS Group plc (the "Company"), and pursuant to the provisions of Rule 12g-2(b)(iii) of the Securities Exchange Act 1934, please find enclosed herewith:

(1) Copies of all announcements made by the Company to the London Stock Exchange from 10 May 2002 to date, and

(2) A list of U.S. holders of shares in the Company as at 31 October 2002.

(3) A copy of this letter which I request that you date stamp and return in the self-addressed, stamped envelope also enclosed herewith.

It has been brought to my attention that there appears on your website reference to the lodging of a form with yourselves on 21 October 2002 Accession No. 9999999997-02-055130. It would be most useful if you could possibly send us a copy of the aforementioned form by return, as we are puzzled by the information appearing which relates to our company.

If you have any questions regarding the enclosed submission please contact me at the number referred to below. Thank you for your co-operation and attention to this matter.

Yours faithfully

David Macleod

David Macleod
Company Secretary

Enc.

1 / 2 BERKELEY SQUARE
99 BERKELEY STREET
GLASGOW G3 7HR

TEL 0141 565 6000
FAX 0141 270 9005
WWW THUS.NET

THUS Group p
REGISTERED OFFICE: 1 / 2 BERKELEY SQUAF
99 BERKELEY STREET GLASGOW G3 7F
REGISTERED IN SCOTLAND NO SC22673

THUS Group plc

13 May 2002

THUS Group plc

Directors dealings in shares

Under the Thus plc Performance Unity Equity Plan established on the company's Admission to Listing in November 1999, William Allan, Chief Executive, and Philip Male, Operations Director, were granted rights to acquire for nil consideration ordinary shares in THUS Group plc amounting in total to 337,309 shares and 178,575 shares respectively.

These rights are exercisable over a period of 42 months from the date of Listing, with 25% of the total rights being exercisable within 6 months of the first anniversary of Listing, a further 25% being exercisable within 6 months of the second anniversary, and the remaining 50%, exercisable after the third anniversary. Each of those Directors exercised his rights which vested after the first anniversary of Listing. On the Scheme of Arrangement of Thus plc becoming effective on 14 March 2002, whereby THUS Group plc became its holding company, the remaining entitlements thereafter related to ordinary shares in THUS Group plc ("the Company").

On 7 May 2002, William Allan exercised his right to acquire 84,327 ordinary shares of the Company and on the same date Philip Male exercised his right to acquire 44,643 ordinary shares in each case representing 25% of his total rights vesting after the second anniversary of Listing. Under the Plan rules, there is a legal obligation on the Company to account for the income tax liability of the Director arising on exercise of those rights, and with each director's authority, to arrange for sufficient of those shares acquired to be sold to satisfy that obligation. The Company on the same day therefore arranged for 33,799 shares out of the total acquired by William Allan and 17,893 shares out of the total acquired by Philip Male to be sold for that purpose all at a price of 19 pence per share.

Following this notification, the holdings of each of those directors in the share capital of the company, all of which are beneficial, are as follows:

	Total Holding (Ordinary Shares)	% of Issued Share Capital
William Allan	110,136	.008

Philip Male	54,199	.004

In addition to the interests shown above, both William Allan and Philip Male (as potential beneficiaries) are to be regarded as interested in the ordinary shares held by the trustee of the Thus plc Employee Share Trust, which now holds 639,896 ordinary shares to satisfy remaining entitlements under the Performance Unit Equity Plan.

Enquiries

Thus plc

Kathryn Rhinds

Investor Relations Manager 020 7613 6108

Smithfield Financial

Mark Woolfenden 020 7360 4900

The issuer advises that the following amends the Holdings in company announcement released today at 13.36 under RNS number 3380W.

The percentage holding figure should read 3.05% and not 3.5%, as previously stated. All other details remain unchanged and the full, amended, text appears below.

FOR IMMEDIATE RELEASE

-

THUS Group plc ("THUS")

THUS has been informed that as of 21 May 2002 that Prudential plc and certain of its subsidiary companies have a notifiable interest in 41,142,455 THUS Group plc ordinary shares (representing approximately 3.05% of the THUS Group plc ordinary shares in issue).

For Further Information:

THUS

Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial

Mark Woolfenden, 020 7360 4900

FOR IMMEDIATE RELEASE

-

THUS Group plc ("THUS")

THUS was informed on 21 May 2002 that Prudential plc and certain of its subsidiary companies have a notifiable interest in 40,492,455 THUS Group plc ordinary shares (representing approximately 3% of the THUS Group plc ordinary shares in issue).

For Further Information:

THUS

Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial

Mark Woolfenden, 020 7360 4900

For Immediate Release 23 May 2002

THUS Group plc ("THUS")

Proposed Board Changes

THUS today announces a number of proposed changes to its Board of Directors.

Mr Charles Berry, currently Chairman, and Mr David Nish, a Non-executive Director, have both informed the Board of their intention to stand down from their positions at the conclusion of the Company's next Annual General Meeting, due to take place on 10 July 2002 and not to offer themselves for re-election.

Mr Roy Brown, currently a Non-executive Director, of the Company has agreed to become Chairman, following the AGM.

The Board also announces its intention to appoint a further Non-executive Director to the Board in due course.

Commenting on the announcement, Charles Berry, Chairman, said:

"Now that THUS has successfully completed its demerger from ScottishPower David and I both consider that, as ScottishPower representatives, it is now appropriate that we stand down from the Board.

"We will continue to follow the significant progress that THUS has made with considerable interest with ScottishPower remaining an important customer to the Company. I have every confidence that the Company will grow from strength to strength and that Roy will be an outstanding new Chairman. We wish him and the Company well over the years ahead."

Bill Allan, Chief Executive, added:

"Charles and David have each made a substantial contribution to the development of THUS and they leave with our best wishes for the future. I am delighted that Roy Brown has agreed to become our Chairman. His significant business experience has already been a tremendous asset and I look forward to working with him over the years ahead."

For Further Information:

THUS Group plc

Ian Hood, Director of Corporate Communications 07786 171959

Kathryn Rhinds, Investor Relations Manager 07974 160013

Smithfield Financial

Mark Woolfenden 020 7360 4900

Notes to Editors:

1. Charles Berry and David Nish were appointed to the Board as ScottishPower's representative Non-executive Directors to the Board.

2. Roy Brown jointed the Board of THUS on 4 January 2001. His biographical details are set out below:

> Mr Brown is also a Non Executive Director of GKN Plc, Brambles Industries plc and BUPA. He was previously a main Board Director of Unilever, prior to his retirement in May 2001. He joined Unilever in 1974 and was most recently responsible for a division operating in 15 European countries with a turnover of £5 billion. Prior to this role he was Regional Director of Unilever's Africa, Middle East, Central and Eastern Europe division.
>
> Mr Brown was educated at University College, London and Harvard Business School where he gained an MBA.

30 May, 2002

THUS Group plc

Directors dealings in shares

THUS Group was today informed that William Allan, Chief Executive, today purchased 10,000 ordinary shares in the company at a price of 15.5 pence per share.

Following this notification, Mr Allan's total holding in the share capital of the company, all of which are beneficially held, is 120,136 ordinary shares.

For Further Information:

THUS

Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial

Mark Woolfenden, 020 7360 4900

5 June 2002

THUS Group plc

Directors dealings in shares

THUS Group was today informed that John Maguire, Chief Financial Officer, THUS Group plc today purchased 6,666 shares at 15p per share, which represents his total current shareholding in the company.

For Further Information:

THUS

Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial

Mark Woolfenden, 020 7360 4900

10 June 2002

-

THUS Group plc ("THUS")

THUS was informed on 7 June 2002 that Fidelity International Limited ("FIL") and certain of its direct and indirect subsidiary companies, being non-beneficial holders, have a notifiable interest in 67,582,963 THUS Group plc ordinary shares (representing approximately 5.01% of the THUS Group plc ordinary shares in issue). All such interests arise under section 208(4)(b) of the Companies Act 1985.

Mr. Edward C. Johnson 3d has a notifiable interest in those shares, pursuant to section 203 of the Act, by virtue of being a principal shareholder of FIL.

For Further Information:

THUS

Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial

Mark Woolfenden, 020 7360 4900

18 July 2002 For Immediate Release

THUS Group plc

Board and senior management changes

THUS Group plc today announces changes to its Board and the responsibilities of some of its senior management.

Phil Male, currently Executive Director, Operations, has been promoted to the position of Chief Operating Officer. Mr Male will take overall operational responsibility for network, service and sales & marketing enabling Bill Allan, Chief Executive, to focus more closely on the Company's direction and strategy.

Two of Bill Allan's direct reports have taken on additional responsibilities - Ken Hills, Director of Business Services, has assumed responsibility for human resources issues across the group as well as maintaining responsibility for the Company's Contact Centre business while Ian Hood, Director of Corporate Communications, has taken on responsibility for regulatory and interconnect issues. David Sherick, Director of Risk Management, reporting to John Maguire, Chief Financial Officer, now leads the Company's in-house legal team.

Jim Reid, Executive Director of Sales & Marketing, has resigned to pursue other business interests.

Commenting on the announcement, Bill Allan, Chief Executive, said:

"We continue to review the structure of our management team to take account of the changing market conditions faced in the telecoms industry. The revised structure creates a smaller but more sharply focussed senior management team and will enable me to concentrate more closely on the future direction and strategy of the Company whilst enabling Phil Male to focus on the day-to-day operational issues.

"Phil's promotion reflects the significant contribution he has made to the Company over several years and I am delighted that Ken, Ian and David have also agreed to take on additional responsibilities. We are sorry to see Jim go and wish him every success for the future."

For Further Information:

Ian Hood	Director of Corporate Communications	07786 171959
Mark Woolfenden	Smithfield Financial	020 7360 4900

THUS Group plc ("THUS")

THUS was today informed that on 31 July 2002 Fidelity International Limited ("FIL") and certain of its direct and indirect subsidiary companies, being non-beneficial holders, have a notifiable interest in 95,568,268 THUS Group plc ordinary shares (representing approximately 7.09% of the THUS Group plc ordinary shares in issue). All such interests arise under section 208(4)(b) of the Companies Act 1985.

Mr. Edward C. Johnson 3d has a notifiable interest in those shares, pursuant to section 203 of the Act, by virtue of being a principal shareholder of FIL.

For Further Information:

THUS

Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial

Mark Woolfenden, 020 7360 4900

14 August 2002 Embargoed until 7.00am

THUS Group plc

Summary Results and Trading Update

Quarter ended 30 June 2002

First quarter highlights

- Loss before tax reduced 39%[1] year on year to £13.9 million
- Cash outflow before financing £5.9 million compared with £45.0 million for the first quarter last year
- EBITDA £4.5 million positive compared with negative £4.2 million for the first quarter last year
- Total turnover up 11% year on year to £71.0 million, with sales from ongoing operations[2] up by 17%
- Gross margin before depreciation up 37% year on year to £25.7 million, up from 29% to 36% of sales
- Selling, distribution and administration costs excluding depreciation reduced by 8% year on year to £21.2 million and down from 36% to 30% of sales
- Cash £8.7 million. Net debt £6.2[3] million. £80 million undrawn from banking facility, sufficient to see the business through to cash flow positive

1. 42% year on year improvement after £0.6 million adjustment to the carrying value of own shares held in trust
2. Ongoing operations excludes Interactive Branded and Media Sales sold in October 2001, the residential telephone service ceased in November 2001 and Scotland On-Line Limited sold in January 2002

3 Includes £4.3 million long term finance leases

Commenting on the results Chief Executive, William Allan, said:

'We have maintained our focus on quality customers, margin enhancement and sound cash management across our business. Our results for this quarter demonstrate good year on year sales growth in our target markets of data, telecommunications and Internet business services. In addition, in keeping with recent performance, our earnings and cash flow trends are strongly positive compared to the same period last year and leave us on track to meet our business plan objectives.

'As seen in previous years, we have experienced a seasonal decline in the first quarter compared with quarter four largely as a result of a decline in revenue from the ScottishPower Facilities Management (SP FM) contract to its lowest level since flotation. Nevertheless, the overall seasonal decline this year is slightly less than the year before.

'Our focus remains on winning profitable recurring revenue. In this regard we have maintained our reputation for class leading quality and innovative services, winning additional business from companies and public sector bodies across the UK including

metropolitan area networks for the Scottish education sector together with services for BSkyB, Intelligent Finance, Stiell Networks, Transocean Offshore, Glasgow City Council, Portman Travel and Citylink.

'The well publicised corporate failures and financial restructurings within our sector continue to create uncertainty in our target markets. It is clear that some of our competitors are reacting to these events with unsustainable pricing. The underlying non-financial drivers in our business remain strong but, as we have stated previously, we are not prepared to grow our revenues at the expense of the bottom line and cash flow.

'The strength of our balance sheet allows us to maintain focus on sustainable business delivering solid margin. We expect pricing pressure to remain a factor throughout the year, resulting in slightly lower than expected revenue growth. Nevertheless, while the Board continues to target the business to achieve year on year turnover growth of between 20% and 25%, a continuation of the pricing pressure into the second half would drive growth to the bottom end of this range. We continue to target EBITDA of between 7% and 9% of sales and strong year on year growth in operating profit.'

A telephone conference for analysts and investors will be held this morning at 9.30am. Dial in 020 8401 1043 (Replay 020 8288 4459 Passcode 897372 available until 21 August 2002). A copy of the presentation slides will be available to download from 7.15am at http://www.thus.net/qtr-results.htm

Further information

THUS Group plc

William Allan, Chief Executive

John Maguire, Chief Financial Officer 020 7763 3156

Ian Hood, Director of Corporate Communications 07786 171959

Kathryn Rhinds, Investor Relations Manager 020 7763 3126

Smithfield Financial

John Antcliffe 020 7360 4900

Mark Woolfenden

Performance Review

Turnover

First quarter Group turnover grew by 11% year on year to £71.0 million, with ongoing operations[1] up by 17%.

Data and telecoms

Data and telecoms turnover was £38.5 million, rising 16% year on year.

Excluding SP FM, business services sales grew 24% year on year to £34.9 million.

Notwithstanding, first quarter sales were down slightly compared with quarter four as steady growth across core service areas was offset by lower volumes in the BVL account, under which THUS provides relatively low margin network services to support the SkyTalk residential telephone offering. Excluding BVL, total switched minutes rose by 48% year on year to 445 million and by 10% on quarter four.

SP FM first quarter turnover was £3.6 million, down 22% compared with same period last year and down from £7.4 million in quarter four. This is the lowest level of quarterly revenue from the SP FM contract since flotation, representing just 5% of total turnover. ScottishPower remains an important customer but full year revenue is now expected to fall below last year reflecting reduced spend by the customer.

Internet

Internet turnover was £22.5 million, up 22% year on year and up 4% from quarter four.

Business services continued to show strong growth, up 35% year on year to £10.8 million. This was driven by strong growth in ADSL customers, up to 8,142 customers at the end of the first quarter compared with 1,806 at the end of the same quarter last year, as well as increases in leased line and hosting customers. Despite an average 21% reduction in ADSL prices from April 2002, following the reduction in wholesale rates received from BT, business service sales remained stable against quarter four.

Dial-up subscription revenues fell to £4.5 million in line with lower standard dial-up customer numbers, down from £5.4 million in the same period last year and from £5.0 million in quarter four. In contrast, dial up termination revenues were

£7.2 million, up from £5.1 million in quarter one last year and £5.8 million in quarter four, benefiting from greater efficiencies from the migration of traffic onto the THUS network.

Contact centre

Contact centre sales were £6.3 million, up from £6.0 million in quarter four last year. This reverses the pattern of quarterly decline seen last year following the exit from low margin business and the addition of some new business. In keeping with our focus on higher value services, the positive margin trend for this business has been maintained with gross margin at 34% for the quarter.

Interactive

Creative Services turnover was £3.7 million, benefiting from two successful promotions. Turnover was stable compared with the first quarter turnover last year of £3.8 million and up from £2.3 million in quarter four.

Cost control and profits

Cost of goods sold, excluding depreciation, was £45.3 million, resulting in a gross profit before depreciation of £25.7 million, up 37% year on year, and a margin of 36% compared with 29% in quarter one last year.

Selling, distribution and administration costs (S,D & A), excluding depreciation, totalled £21.2 million, down from £23.0 million in the first quarter last year and falling from 36% of sales to 30% of sales.

EBITDA grew to £4.5 million, up from negative £4.2 million in quarter one last year and ahead of the underlying EBITDA recorded in quarter four, delivering a first quarter EBITDA margin of 6%.

After depreciation of some £18.0 million, the operating loss was reduced to £13.5 million, a 27% year on year improvement.

In addition, following the refinancing, interest fell from £4.7 million in the first quarter last year to £0.1 million, with the loss before tax improving 39% year on year to

£13.9 million.

Capital expenditure

Capital expenditure at £8.2 million compared with £10.7 million in quarter one last year and £18.1 million in quarter four. With up front investment in the national network complete, capital expenditure is now much more closely linked to customer demand and is currently expected to be between £60 million and £70 million for the full year.

Cash flow, financing and net debt

The higher EBITDA combined with the lower level of interest and capital investment reduced the first quarter cash outflow before financing to £5.9 million compared with £45.0 million for the first quarter last year and £11.7 million in quarter four.

£10 million was drawn on the new £90 million bank facility and, as at 30 June, THUS had net debt of £6.2 million, including £4.3 million of long term finance leases.

Outlook

The well publicised corporate failures and financial restructurings within our sector continue to create uncertainty in our target markets. It is clear that some of our competitors are reacting to these events with unsustainable pricing. The underlying non-financial drivers in our business remain strong but, as we have stated previously, we are not prepared to grow our revenues at the expense of the bottom line and cash flow.

The strength of our balance sheet allows us to maintain focus on sustainable business delivering solid margin. We expect pricing pressure to remain a factor throughout the year, resulting in slightly lower than expected revenue growth. Nevertheless, while the Board continues to target the business to achieve year on year turnover growth of between 20% and 25%, a continuation of the pricing pressure into the second half would drive growth to

the bottom end of this range. We continue to target EBITDA of between 7% and 9% of sales and strong year on year growth in operating profit.

1. Ongoing operations excludes Interactive Branded and Media Sales sold in October 2001, the residential telephone service ceased in November 2001 and Scotland On-Line Limited sold in January 2002

Ends

THUS Group plc

Directors' dealings in shares

On 21 August 2002, Ian Chippendale, Non-Executive Director of THUS Group plc purchased 10,000 ordinary shares of the company at a price of 9.4p per share. His total holding of shares in THUS Group plc is now 53,225, all of which is beneficial.

For Further Information:

THUS

Ian Hood, Director of Corporate Communications 07786 171959

Smithfield Financial

Mark Woolfenden, 020 7360 4900

4 September 2002

THUS Group plc

Directors' dealings in shares

THUS Group was today informed that William Allan, Chief Executive, John Maguire, Chief Financial Officer and Philip Male, Chief Operating Officer each purchased today 68,418 ordinary shares in the company at a price of 7.2 pence per share.

Following this notification, their total holdings in the share capital of the company, all of which are beneficially held, are as undernoted.

William Allan – 188,554

John Maguire – 75,084

Philip Male – 122,617

For Further Information:

THUS

Kathyrn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial

Mark Woolfenden, 020 7360 4900

2 October 2002

THUS Group plc

Pre-Close Period Trading Update

Second Quarter and First Half ended 30 September 2002

THUS BRINGS FORWARD FREE CASH FLOW POSITIVE

THUS Group will shortly be speaking to analysts ahead of its close period. The following is an update of the trading position of the Group ahead of the Interim results for the six months ended 30 September 2002 that will be published on 4 November 2002.

Following an encouraging second quarter performance which shows further consistent improvement in key financial measures, THUS expects to become free cash flow positive on a sustainable basis in quarter four of the financial year ending 31 March 2004, approximately one fiscal year earlier than anticipated.

Expected highlights of the second quarter's financial performance include:

- Cash outflow before financing of approximately £5 million compared to £15.8 million for the same period last year and £5.9 million in quarter one
- EBITDA of at least £5.5 million compared to negative £4.8 million for the same period last year and up from £4.5 million in quarter one
- Second quarter sales of circa £72 million, up approximately 12% year on year and compared to £71.0 million in quarter one; and
- Net debt of approximately £11 million.

Looking ahead to the full year, THUS anticipates:

- Revenue growth in the region of 13% to 18%. Commodity data and telecoms services have continued to be subject to what the Company believes is unsustainable pricing, led by distressed competitors. In contrast, THUS has focused on higher margin business. This decision will affect headline revenue growth for the full year but is expected to contribute to an increase in EBITDA margin to between 7% and 10%
- EBITDA of between £20 million and £30 million, in line with previous expectations. Forward momentum on EBITDA is expected as a result of additional cost of sales benefits from reduced reliance on other operators and improved traffic routing, as well as process improvements and operating cost efficiencies from property rationalisation measures undertaken last year
- Full year capital expenditure of approximately £45 million, in line with customer growth
- Cash outflow before financing of less than £35 million compared to £86.3 million last year; and
- A peak funding requirement of less than £60 million, well within the parameters of the £90 million bank facility.

Commenting on today's announcement, William Allan, Chief Executive said:

'We are encouraged by trading in the second quarter, with positive momentum in all our key sectors. Business services sales have increased over quarter one for both telecommunication and Internet services. Compared to the first quarter our bid pipeline has strengthened with a number of new contracts in data and telecoms, and contact centres.

'As stated at quarter one, we remain cautious on the general economic outlook and the pricing behaviour of some distressed competitors. Nevertheless, our consistent focus on quality revenue coupled with tight control of our cost base provides resilience and ability to scale our resources to meet customer demand to generate positive cash flow faster than originally planned.

'Over the last two years, our focus on quality revenue growth has generated stronger EBITDA and cash flow. In addition, despite the turbulence in the telecommunication market, we have strengthened our balance sheet whilst improving our portfolio of services and service innovation capability. We will maintain our focus on margins and cash flow which together with our steady growth in customers and quality services, we believe, will deliver long term value to our customers and shareholders.'

A telephone conference for analysts and investors will be held this morning at 9.00am. Dial in 020 8240 8242 (Replay 020 8288 4459 Pass code 514900 available until

8 October 2002).

Further information:

THUS Group plc

William Allan, Chief Executive	020 7763 3156
John Maguire, Chief Financial Officer	020 7763 3156
Ian Hood, Director of Corporate Communications	07786 171959
Kathryn Rhinds, Investor Relations Manager	020 7763 3126

Smithfield Financial

John Antcliffe	020 7360 4900
Mark Woolfenden	020 7360 4900

THUS Group plc ("THUS")

THUS was today informed that on 23 October 2002 Fidelity International Limited ("FIL") and certain of its direct and indirect subsidiary companies, being non-beneficial holders, have a notifiable interest in 98,232,827 THUS Group plc ordinary shares (representing approximately 7.28% of the THUS Group plc ordinary shares in issue). All such interests arise under section 208(4)(b) of the Companies Act 1985.

Mr. Edward C. Johnson 3d has a notifiable interest in those shares, pursuant to section 203 of the Act, by virtue of being a principal shareholder of FIL.

For Further Information:

THUS

Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial

Mark Woolfenden, 020 7360 4900

THUS Group plc ("THUS")

THUS was today informed that on 25 October 2002 Fidelity International Limited ("FIL") and certain of its direct and indirect subsidiary companies, being non-beneficial holders, have a notifiable interest in 91,232,827 THUS Group plc ordinary shares (representing approximately 6.76% of the THUS Group plc ordinary shares in issue). All such interests arise under section 208(4)(b) of the Companies Act 1985.

Mr. Edward C. Johnson 3d has a notifiable interest in those shares, pursuant to section 203 of the Act, by virtue of being a principal shareholder of FIL.

For Further Information:

THUS

Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial

Mark Woolfenden, 020 7360 4900

THUS Group plc ("THUS")

THUS was today informed that on 29 October 2002 Fidelity International Limited ("FIL") and certain of its direct and indirect subsidiary companies, being non-beneficial holders, have a notifiable interest in 80,714,689 THUS Group plc ordinary shares (representing approximately 5.99% of the THUS Group plc ordinary shares in issue). All such interests arise under section 208(4)(b) of the Companies Act 1985.

Mr. Edward C. Johnson 3d has a notifiable interest in those shares, pursuant to section 203 of the Act, by virtue of being a principal shareholder of FIL.

For Further Information:

THUS

Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial

Mark Woolfenden, 020 7360 4900

4 November 2002

THUS Group plc

Interim Results

Six months ended 30 September 2002

First Half Financial Highlights

- Key measures show strong improvement:
- Turnover up 11% year on year to £143.0 million
- Gross profit up 53% to £29.5 million, with 6% gross margin expansion to 21%
- EBITDA £10.9 million (H1 02 negative £9.0[1] million), with 15% EBITDA margin expansion to 8%
- Operating loss reduced 37%[1] to £25.2 million
- Loss before tax reduced 38% to £30.8 million
- Cash outflow before financing £11.5 million (H1 02 £60.8 million)
- Underlying performance, strong treasury management and continuing financial discipline provide for:
- Acceleration of target for free cash flow breakeven on a sustainable basis by one fiscal year to quarter four of financial year ending 31 March 2004
- Reduction in peak funding requirement to less than £60 million

Commenting on today's results William Allan, Chief Executive, said:

"Our year on year performance has demonstrated the success of our business strategy to focus on quality recurring revenue growth in the UK market. In difficult trading conditions THUS has continued to significantly improve earnings and cash flow.

'Material contracts won in the period include the renewal and expansion of our relationship with BVL; additional services to BSkyB; Orange; and new business from eleven universities under the framework agreement with the National Telecommunications Group. In addition, our new City Ethernet service increased business with Shell, Conoco and the University of the Highlands and Islands.

'As previously announced, we revised our full year sales growth target to between 13% and 18% in our pre close statement to reflect pricing pressures and our caution on general economic conditions. Nevertheless, we maintain our expectation for EBITDA of £20 million to £30 million, with full year capital expenditure of approximately £45 million and cash outflow before financing of less than £35 million.

'Our results today provide further evidence of our ability to flex and scale our Company in accordance with changing market conditions. The reduction in our peak funding requirement reinforces our confidence that we have more than

sufficient headroom on our £90 million bank facility. Our uncompromising focus on bottom line growth and cash flow is what, we believe, will drive long-term shareholder value."

1 Before exceptional items included in Administration expenses for H1 02

Further information

THUS Group plc

William Allan, Chief Executive 020 7763 3156

John Maguire, Chief Financial Officer 020 7763 3156

Ian Hood, Director of Corporate Communications 07786 171959

Kathryn Rhinds, Investor Relations Manager 020 7763 3126

Smithfield Financial

John Antcliffe 020 7360 4900

Mark Woolfenden 07973 840926

1. **An analysts' conference will be held this morning at 9.00am for 9.30am at City Media Centre, The London Stock Exchange, Old Broad Street, London EC2M 1HP. A simultaneous webcast of the conference will be screened at www.thus.net/investor-information/ Webcast participants are advised to visit the website at least 15 minutes before the start of the conference to ensure they have all the necessary software to take part.**
2. **On Tuesday 5 November 2002 , THUS Group plc will be hosting a visit for analysts and investors to its network and web hosting facility at Park Royal at which it will present the operational capabilities and management of the business.**
3. **Financial Calendar**

   Following the Interim Results, THUS will move to a half yearly reporting schedule substituting the third quarter results statement with a shorter trading update commenting on the key trends within the business and future outlook for the Group.

   Key dates in the Group's forthcoming financial calendar are listed below:

Trading Update February 2003

Pre-close Period Trading Update

ahead of Preliminary Results March 2003

Preliminary Results May 2003

AGM July 2003

Overview of Financial Statements

First half turnover grew 11% to £143.0 million, driven forward by a strong performance in the data and telecoms and Internet segments of the business.

Gross profit before depreciation rose 35% year on year to £51.7 million, representing a 6% margin expansion, up from 30% to 36% of sales. This improvement resulted from a stronger revenue mix coupled with reduced reliance on other operators and better traffic routing following full implementation of the THUS national network.

Selling, distribution and administration costs before depreciation were reduced by 14% to £40.8 million, falling from 37% of sales in the first half of last year to 29% of sales in the period under review. Cost efficiencies came from both process and property rationalisation.

EBITDA increased to £10.9 million, a margin of 8%, up from negative £9.0[1] million for the same period last year. After depreciation and amortisation of £36.1 million, gross profit rose 53% to £29.5 million, with margins expanding from 15% to 21% of sales and the operating loss was cut by 37% to £25.2 million.

A £0.2 million exceptional gain was made on the sale of fixed assets compared with a £1.1 million exceptional gain last year. This reflects the impact of the sale of Indefeasible Rights of Use (IRUs) of the network to other operators. In addition, £1.9 million was written off investments in own shares held to satisfy employee options as a result of marking the shares to market price at the balance sheet date. This follows the decision made last year to reclassify these shares as current asset investments.

Interest and similar charges fell sharply from £10.0 million last year to £3.9 million, reflecting lower debt levels following the financial restructuring completed last year. Interest and commitment fees on outstanding debt totalled £0.8 million. In addition, £0.6 million of loan cost amortisation, £1.9 million for amounts written off financing costs as a result of the reduction in peak funding requirements and £0.6 million of other charges were recorded.

After interest, the loss before tax improved by 38% to £30.8 million.

First half capital expenditure was £23.7 million compared with £37.6 million for the first half last year. This represented 17% of sales compared with 29% of sales last year and reflects the increasingly direct relationship between incremental sales and capital investment now that the core network is fully deployed.

Both operating cash flow and cash flow before financing showed strong year on year improvement, up from negative £24.3 million to positive £16.8 million and from negative £60.8 million to negative £11.5 million respectively.

As a result, net debt at the end of the period totalled £11.8 million, with £20 million drawn from the bank facility.

Segmental Analysis of Turnover

Data and Telecoms

Data and telecoms delivered the strongest performance, with sales up 19% year on year to £78.2 million.

Excluding the ScottishPower Facilities Management (SP FM) contract and consumer sales from last year, first half data and telecoms turnover grew 27% to £70.2 million, with strong growth in the majority of service areas offset by a decline in the lower margin SkyTalk residential telephone service. A reversal of this trend is expected following the extension and expansion of the original contract to July 2005. Second quarter business services sales were £35.3 million compared with £34.9 million in quarter one.

The SP FM contract contributed £8.0 million to first half turnover, down 18% compared with last year.

Internet

First half Internet turnover grew by 16% to £44.0 million compared to last year.

Within the total, business services sales advanced 27% to £21.8 million, principally reflecting the growth in ADSL

customers, now over 11,500. Second quarter business services sales were £11.0 million, up marginally on quarter one.

First half turnover from the more traditional dial up subscription services fell as expected to £9.2 million as customers migrated on to faster access services. Notwithstanding, first half dial-up termination revenues rose by 27% to £13.0 million as a result of the migration of all dial-up termination traffic on to the THUS network.

Contact Centre

Contact centres sales totalled £12.6 million, spread evenly over the first two quarters. Although first half turnover fell slightly compared to last year as a result of the withdrawal from low margin business, the gross margin before depreciation improved from 24% to 34%.

Interactive

Following the sale of the Branded division in October 2001, first half Interactive turnover fell by 30% year on year to £8.2 million. This masks an 8% increase in the sales of the remaining Creative division, resulting from a stream of successful competition formats. Second quarter sales were £4.5 million compared with £3.7 million in quarter one.

Service Innovation and Contract Wins

During the period, THUS delivered a steady stream of service innovations and contract wins.

In the corporate market, THUS launched City Ethernet providing business with a cost-effective alternative to routers and leased lines traditionally used to link their offices and local area networks within metropolitan areas. To date, customers include Shell, Conoco, and the University of the Highlands and Islands. THUS also launched a transatlantic frame relay service facilitated via an agreement with Sprint.

In addition, THUS extended its business with BVL and Sky, expanded coverage for Orange in the Highlands and Islands and won new business from eleven universities around the country under a framework agreement with the NTG, the universities representative telecoms purchasing body.

In the small and medium size enterprise market, THUS launched Demon Premier Express, a new ATM backed ADSL service, offering customers improved throughput capacity via contention ratios of 5:1 and 1:1 compared to existing 50:1 and 20:1 offerings. Compared to competitor offerings, THUS will intercept the ADSL traffic from BT at an ATM interconnect point and carry a higher proportion of traffic over its own network, enabling better service quality and reliability.

1 Before exceptional items included in Administration expenses for H1 02

Ends

THUS Group plc

Unaudited Group Profit and Loss Account

for the six months ended 30 September 2002

			First half		First half		Full year
			2002-03		2001-02		2001-02

	Notes			Restated (Note 4)	
		£'000		£'000	£'000
Turnover	2	**142,996**		128,359	268,354
Cost of sales		**(113,514)**		(109,096)	(218,923)
Gross profit		**29,482**		19,263	49,431
Selling and distribution		**(15,140)**		(17,856)	(34,842)
Administration expenses	3	**(39,531)**		(42,406)	(79,765)
Operating loss		**(25,189)**		(40,999)	(65,176)
Exceptional items					
- Gain on sale of fixed assets		**250**		1,092	1,660
- Loss on disposal of businesses		**-**		-	(741)
Loss on ordinary activities before interest and other similar charges		**(24,939)**		(39,907)	(64,257)
Amounts written off investments		**(1,894)**		-	(21,259)
Net interest payable and other similar charges		**(3,949)**		(9,970)	(18,738)
Loss on ordinary activities before taxation		**(30,782)**		(49,877)	(104,254)
Taxation on loss on ordinary activities	5	**(213)**		-	(416)
Loss after taxation		**(30,995)**		(49,877)	(104,670)
Minority interest		**-**		599	914
Loss for the period		**(30,995)**		(49,278)	(103,756)
Appropriations – non equity		**-**		(1,250)	(2,425)

Loss retained for the period		**(30,995)**	(50,528)	(106,181)
Loss and diluted loss per ordinary share (pence)	6	**(2.33)**	(7.37)	(14.76)

There were no acquisitions or discontinued operations in the period.

The Notes on pages 9 to 12 form part of these Accounts.

THUS Group plc

Unaudited Statement of Total Recognised Gains and Losses

for the six months ended 30 September 2002

		First half	First half	Full year
		2002-03	2001-02	2001-02
			Restated	
			(Note 4)	
		£'000	£'000	£'000
Loss for the period		**(30,995)**	(49,278)	(103,756)
Currency translation differences on overseas net assets		**(14)**	(71)	(100)
Unrealised gains on fixed asset disposals		-	7,123	14,905
Total recognised losses for the period		**(31,009)**	(42,226)	(88,951)

Unaudited Reconciliation of Movements in Shareholders' Funds

for the six months ended 30 September 2002

		First half	First half	Full year
		2002-03	2001-02	2001-02

		Restated	
		(Note 4)	
	£'000	£'000	£'000
Loss for the period	**(30,995)**	(49,278)	(103,756)
Appropriations – non equity	**-**	(1,250)	(2,425)
Loss retained for the period	**(30,995)**	(50,528)	(106,181)
Currency translation differences on overseas net assets	**(14)**	(71)	(100)
Reversal of appropriations – non equity	**-**	1,250	2,425
Share capital issued	**-**	-	272,139
Unrealised gains on fixed asset disposals	**-**	7,123	14,905
Net movement in shareholders' funds	**(31,009)**	(42,226)	183,188
Opening shareholders' funds	**466,152**	282,964	282,964
Closing shareholders' funds	**435,143**	240,738	466,152

The Notes on pages 9 to 12 form part of these Accounts.

THUS Group plc

Unaudited Group Balance Sheet

as at 30 September 2002

	30 September	30 September	31 March
	2002	2001	2002
		Restated	
		(Note 4)	
	£'000	£'000	£'000
Fixed assets			
Intangible assets	**396**	538	466

Tangible assets	**457,168**	471,763	469,482
Investments	**-**	24,250	-
	457,564	496,551	469,948
Current assets			
Stocks	**5,748**	10,269	5,323
Debtors:			
- Other debtors	**85,440**	95,565	89,071
- Funds deposited with ScottishPower	**-**	3,800	-
	85,440	99,365	89,071
Investments	**1,097**	-	2,991
Cash at bank and in hand	**13,063**	2,589	9,533
Total current assets	**105,348**	112,223	106,918
Creditors: amounts falling due within one year			
Other creditors	**(105,785)**	(121,105)	(104,323)
Loans and other borrowings	**(111)**	(3,834)	(691)
Total creditors falling due within one year	**(105,896)**	(124,939)	(105,014)
Net current (liabilities) / assets	**(548)**	(12,716)	1,904
Total assets less current liabilities	**457,016**	483,835	471,852
Creditors: amounts falling due after more than one year			
Loans and other borrowings:			
- ScottishPower loan account	**(600)**	(240,600)	(600)
- Loans and other borrowings	**(20,373)**	(4,253)	(4,200)
Total creditors falling due after more than one year	**(20,973)**	(244,853)	(4,800)

Provisions for liabilities and charges			**(900)**		(127)		(900)
Deferred income			**-**		(1)		-
Net assets			**435,143**		238,854		466,152
Capital and reserves							
Called-up share capital			**33,715**		42,637		56,963
Merger reserve and Share premium			**565,746**		307,933		565,746
Capital redemption reserve			**23,248**		-		-
Profit and loss account			**(207,376)**		(123,175)		(176,849)
Other reserves			**19,810**		13,343		20,292
Shareholders' funds			**435,143**		240,738		466,152
Equity minority interest			**-**		(1,884)		-
Capital employed			**435,143**		238,854		466,152
Equity Shareholders' funds			**435,143**		210,861		442,904
Non equity Shareholders' funds			**-**		29,877		23,248
Total Shareholders' funds			**435,143**		240,738		466,152

The Notes on pages 9 to 12 form part of these Accounts.

Approved by the Board on 1 November 2002 and signed on its behalf by
William Allan John Maguire

Chief Executive Chief Financial Officer

THUS Group plc

Unaudited Group Cash Flow Statement

for the six months ended 30 September 2002

			First half		First half		Full year
			2002-03		2001-02		2001-02

					Restated		
					(Note 4)		
	Notes		£'000		£'000		£'000
Net cash inflow / (outflow) from continuing operating							
activities	7		**16,782**		(24,355)		(1,604)
Returns on investments and servicing of finance			**(255)**		(9,415)		(19,316)
Free cash flow			**16,527**		(33,770)		(20,920)
Capital expenditure and financial investment			**(28,005)**		(40,756)		(85,875)
Cash flow before acquisitions and disposals			**(11,478)**		(74,526)		(106,795)
Cash inflow from disposals			**-**		-		2,910
Cash flow before management of liquid resources			**(11,478)**		(74,526)		(103,885)
Management of liquid resources			**-**		13,750		17,550
Cash outflow before financing			**(11,478)**		(60,776)		(86,335)
Financing			**15,093**		59,952		92,543
Increase / (decrease) in cash in the period	8		**3,615**		(824)		6,208

Free cash flow represents cash flow from continuing operating activities after adjusting for returns on investments and servicing of finance and taxation.

Unaudited Reconciliation of Net Cash Flow to Movement in Net (Debt)/Funds

for the six months ended 30 September 2002

			First half		First half		Full year
			2002-03		2001-02		2001-02
	Note		**£'000**		£'000		£'000
Increase / (decrease) in cash in the period	8		**3,615**		(824)		6,208
Cash (inflow) / outflow from (increase) / reduction in debt	8		**(19,447)**		(59,952)		179,596
Cash inflow from decrease in liquid resources			**-**		(13,750)		(17,550)

Changes in net (debt) / funds resulting from cash flows	8		**(15,832)**		(74,526)		168,254
Net debt disposed			-		-		3,560
Movement in net (debt) / funds in the period	8		**(15,832)**		(74,526)		171,814
Net funds / (debt) at the beginning of the period	8		**4,042**		(167,772)		(167,772)
Net (debt) / funds at the end of the period	8		**(11,790)**		(242,298)		4,042

The Notes on pages 9 to 12 form part of these Accounts.

THUS Group plc

Notes to the Accounts

for the six months ended 30 September 2002

1	**Basis of preparation**
	These interim Accounts have been prepared on the basis of accounting policies consistent with those set out in the Annual Report and Accounts for the year ended 31 March 2002.
	The interim Accounts are unaudited but have been formally reviewed by the auditors and their report to the Company is set out on page 13.
	The information shown for the year ended 31 March 2002 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2002 filed with the Registrar of Companies. The report of the auditors on those Accounts was unqualified and did not contain a statement under either Section 237 (2) or Section 237 (3) of the Companies Act 1985.
2	**Segmental reporting**
	Turnover has been analysed below between Internet services, interactive services, data and telecom services, and contact centre services. The Directors consider these to be the same class of business and accordingly no segmental analysis of operating loss or net assets has been given.

	First half	First half	Full year
	2002-03	2001-02	2001-02
		Restated	
		(Note 4)	
	£'000	£'000	£'000
Turnover analysis			
Internet services	**44,007**	37,941	81,713
Interactive services	**8,145**	11,696	18,664
Data and telecom services	**78,222**	65,689	142,539
Contact centre services	**12,622**	13,033	25,438
	142,996	128,359	268,354
Turnover by origin			
United Kingdom	**138,727**	125,692	262,259
Europe	**4,269**	2,667	6,095
	142,996	128,359	268,354
Turnover by destination			
United Kingdom	**136,859**	125,503	261,254
Europe	**5,642**	2,856	6,767
U.S.A.	**495**	-	333
	142,996	128,359	268,354

THUS Group plc

Notes to the Accounts

for the six months ended 30 September 2002

3	**Exceptional items**			
		First half	First half	Full year
		2002-03	2001-02	2001-02
		£'000	£'000	£'000
	Included in administration expenses are:			
	Restructuring costs	-	1,020	3,152

4	**Prior period adjustments**
	Accounting for Indefeasible Rights of Use sales ("IRUs")
	During the year ended 31 March 2002 the Group changed its accounting policy regarding accounting for Indefeasible Rights of Use sales (IRUs).
	As part of its service offering, the Group periodically sells dark fibre to other network operators seeking to extend their own networks under IRU agreements. These agreements extend for all of the assets' expected useful lives and transfer substantially all of the risks and benefits of ownership to the buyer. In a number of cases, the Group has acquired dark fibre under IRU agreements from the same counterparties in order to complete its own network.
	Where the consideration received by the Group for such IRU sales is in cash and there is no separate agreement with the buyer to acquire fibre, the resulting profit is shown in the Accounts as a gain on the disposal of fixed assets.
	Where the sale of fibre has occurred and there is a separate agreement with the buyer, involving the Group acquiring fibre of a similar value at a similar time, the Directors have concluded that it is most appropriate to record the sale and purchase transactions at fair value with the gain arising on the sale treated as unrealised and recorded in the Statement of Total Recognised Gains and Losses.

The Directors consider that the underlying trading performance of the Group is most appropriately presented under this revised policy. The Group's former policy was to record all sales of dark fibre as turnover and to record the cost of the assets sold within cost of sales.

The impact of the change is (i) sales of dark fibre under IRU agreements are no longer recorded within turnover; (ii) the profit on sales settled in cash is recorded below the operating result in the Profit and Loss Account unless the sale involves a separate agreement with the buyer involving the Group acquiring fibre of a similar value at a similar time in which case the profit is recorded in the Statement of Total Recognised Gains and Losses rather than in the Profit and Loss Account.

The effect of applying the new policy on the 30 September 2001 comparative results, in comparison with the amounts previously reported in the Interim Report for the six months ended 30 September 2001, is set out in the table below. The effect of the adjustment was to increase the loss per ordinary share by 1.04p for the six months ended 30 September 2001.

	New policy	Old policy	Impact
	£'000	£'000	£'000
Turnover	128,359	140,790	(12,431)
Operating loss from continuing activities	(40,999)	(32,784)	(8,215)
Loss on ordinary activities before taxation	(49,877)	(42,754)	(7,123)
Net assets	238,854	238,854	-
Net cash outflow from continuing operating activities	(24,355)	(16,140)	(8,215)
Outflow from capital expenditure and financial investment	(40,756)	(48,971)	8,215

THUS Group plc

Notes to the Accounts

for the six months ended 30 September 2002

5	Taxation			
		First half	First half	Full year
		2002-03	2001-02	2001-02
	Taxation charge on the loss for the period / year:	**£'000**	£'000	£'000
	Overseas taxation	**213**	-	416

No taxation charge is required for the period due to the availability of taxation losses. No provision for deferred taxation is considered necessary at 30 September 2002, since accumulated taxation losses are expected to offset any reversal of accelerated capital allowances.

6 Loss per ordinary share

Loss per ordinary share has been calculated in accordance with FRS 14 "Earnings per Share" for all periods by dividing the loss for the period, after non equity appropriations, by the weighted average number of ordinary shares in issue during the period, based on the following information:

	First half	First half	Full year
	2002-03	2001-02	2001-02
		Restated	
		(Note 4)	
	£'000	£'000	£'000
Loss for the period after non equity appropriations	**(30,995)**	(50,528)	(106,181)
Basic weighted average share capital (number of shares, thousands)	**1,329,178**	685,604	719,349
Diluted weighted average share capital (number of shares, thousands)	**1,329,178**	685,604	719,349

The basic weighted average share capital excludes shares held by the Company under Trust in connection with the Employee Share Schemes. The impact of the share options is antidilutive and has therefore been excluded from the calculation of diluted weighted average share capital.

7 Reconciliation of operating loss to net cash inflow / (outflow) from continuing operating activities

	First half 2002-03	First half 2001-02	Full year 2001-02
		Restated	

		(Note 4)	£'000
	£'000	£'000	
Operating loss	**(25,189)**	(40,999)	(65,176)
Depreciation of tangible fixed assets	**36,014**	30,924	65,025
Amortisation of intangible fixed assets	**70**	72	143
Release of government grant deferred income	**-**	(12)	(13)
Movements in provisions for liabilities and charges	**-**	(68)	705
(Increase) / decrease in stocks	**(425)**	472	3,369
(Increase) / decrease in debtors	**(2,275)**	(3,111)	319
Increase / (decrease) in creditors	**8,587**	(11,633)	(5,976)
Net cash inflow / (outflow) from continuing operating activities	**16,782**	(24,355)	(1,604)

THUS Group plc

Notes to the Accounts

for the six months ended 30 September 2002

8	Analysis of net (debt) / funds			
				At 30
		At 1 April		**September**
		2002	**Cashflow**	**2002**
		£'000	**£'000**	**£'000**
	Cash at bank and in hand	9,533	3,530	**13,063**
	Overdrafts	(85)	85	**-**
		9,448	3,615	**13,063**
	Loan notes - due within one year	(500)	500	**-**
	Loans – due after one year	-	(20,000)	**(20,000)**
	ScottishPower loan account – due after one year	(600)	-	**(600)**
	Finance leases	(4,306)	53	**(4,253)**
		(5,406)	(19,447)	**(24,853)**

	Total	4,042	(15,832)	(11,790)

9 Contingent liabilities

There have been no material changes to the Group's contingent liabilities disclosed in the Annual Report and Accounts for the year ended 31 March 2002.

Independent Review Report by KPMG Audit plc to THUS Group plc

Introduction

We have been instructed by the Company to review the financial information set out on pages 5 to 12 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding Annual Accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A

review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.

KPMG Audit Plc

Chartered Accountants 8 Salisbury Square

1 November 2002 London

EC4Y 8BB

THUS Group plc ("THUS")

THUS was today informed that on 7 November 2002 Fidelity International Limited ("FIL") and certain of its direct and indirect subsidiary companies, being non-beneficial holders, have a notifiable interest in 61,564,934 THUS Group plc ordinary shares (representing approximately 4.57% of the THUS Group plc ordinary shares in issue). All such interests arise under section 208(4)(b) of the Companies Act 1985.

Mr. Edward C. Johnson 3d has a notifiable interest in those shares, pursuant to section 203 of the Act, by virtue of being a principal shareholder of FIL.

For Further Information:

THUS

Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial

Mark Woolfenden, 020 7360 4900

7 November 2002

THUS APPOINTS MARGARET FORD AS NON-EXECUTIVE DIRECTOR

THUS Group plc, one of the UK's leading communications and internet companies, today announces the appointment of Margaret Ford as a Non-executive Director of the Company.

Margaret was appointed Chairman of English Partnerships, which is responsible for urban regeneration schemes on large-scale brownfield sites, earlier this year. In addition, she is the founder and Chief Executive Officer of Goodpractice.net, an on-line company providing Human Resource focused content management systems and access to best practise material across a range of Human Resource disciplines.

Margaret is also a Non Executive Director of OFGEM (the Gas and Electricity Markets regulator).

From 1993 to 2002 she was Managing Director and then Chairman of Eglinton Management Centre, one of Scotland's largest independent management consultancy practices, which she established. From 1997 until 2001, Margaret was also Chairman of the Lothian Health Board.

She was previously Executive Director of Personnel and Corporate Services for Scottish Homes and spent three years with PriceWaterhouseCoopers in London, specialising in Human Resources and public policy, having previously held the position of Scottish Secretary for the Banking and Insurance Finance Union.

Commenting on her appointment, Roy Brown, Chairman, said:

> "Margaret is a highly successful Scottish businesswoman with a strong and proven track record across a wide variety of commercial and public sector interests. Her unique experience of a range of sectors and business issues from e-commerce, management consultancy, change management to the public sector will be of enormous benefit to THUS.
>
> "We are delighted that she has accepted our offer to join the Board and believe that she will make a valuable contribution over the months ahead."

For Further Information:

THUS Group plc

Ian Hood, Director of Corporate Communications	07786 171959
Kathryn Rhinds, Investor Relations Manager	020 7763 3126
Deborah Rodger, Head of Public Relations	0141 566 3167

Smithfield Financial

Mark Woolfenden 020 7360 4900

About THUS

THUS Group plc provides communications solutions to business customers throughout the UK under the THUS and Demon brands. In an industry punctuated by inexperience THUS can draw upon a knowledge base established over more than a decade in the delivery of data, telecoms and Internet services.

THUS delivers both standard and bespoke solutions to address customers' existing business needs and works hand in hand with customers to develop new business opportunities. The Company's record in the creation of innovative new services is complimented by an award winning focus on quality and full accreditation under the ISO9001 standard.

THUS is listed on the London Stock Exchange. For further information visit www.thus.net and www.demon.net.

26 November 2002

THUS Group plc ("THUS")

THUS was today informed that Fidelity International Limited ("FIL") and certain of its direct and indirect subsidiary companies, being non-beneficial holders, have a notifiable interest in 49,819,934 THUS Group plc ordinary shares (representing approximately 3.69% of the THUS Group plc ordinary shares in issue). All such interests arise under section 208(4)(b) of the Companies Act 1985.

Mr. Edward C. Johnson 3d has a notifiable interest in those shares, pursuant to section 203 of the Act, by virtue of being a principal shareholder of FIL.

For Further Information:

THUS
Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial
Mark Woolfenden, 020 7360 4900

THUS GROUP PLC

List of Holders

AS AT 31 OCT 2002

SELECTION CRITERIA

SECURITY CODE(S)	
BALANCE RANGE FROM	1 TO 99999999999
GEOGRAPHIC CODE(S)	

SECURITY SELECTION

01 ORDINARY SHARES OF 2.5P EACH

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02321360	ABRAMO FRANCES /MS. 345 SOUTH END AVENUE,APPARTMENT 6G,NEW YORK,NY 10280,USA	01	88
00959050	AGER DORIS MARGARET /MRS. 680 SOUTH MICHAEL WAY,CAMANO ISLAND,WA 98292,USA	01	803
04668344	AMENDOLARA DIANA GWENDOLYN /MRS. 185 PROSPECT AVENUE,APARTMENT 10H,HACKENSACK,NEW JERSEY 07601-2226, U S A	01	52
03308977	AMMAR SUZIE SOHEIR /MISS. 72 LEDAR HTS ROAD,STAMFORD,CT 06905,USA	01	3
02245831	ANAMAN EKOW AIDOO /MR. 628 GAZELLE DRIVE,KISSIMMEE,FL34759,USA	01	97
00131673	ANBAR SARAWAN /MRS. 107 CLARIS COURT,CHAPEL HILL,NORTH CAROLINA 27514,USA	01	1500
04700732	ANDREWS ROGER DEREK /MR. 11335 STROUP ROAD,ROSWELL,GEORGIA,30075,USA, AA1 1FF	01	768
03483946	ANDRIANOPOULOS ALEX /MR. 400 E CALIFORNIA BLVD,APARTMENT 23,PASADENA CA 91106,USA	01	96
02325039	ANGEL JULIE ROSALIND /MISS. 107 W COMO AVENUE,COLUMBUS,OH 43202,USA	01	88
03380897	ANNABATHULA JAGAN MOAHN /DR. PO BOX 395,HAROLD,KY 41635,USA	01	96
03562203	ARCH CEFYN /MR. 12403 KINGS LAKE DRIVE,RESTON,VA 20191,USA	01	109
04884803	ASTL GISELA /MS. 5759 PARKVIEW LAKE DRIVE,ORLANDO,FLORIDA 32821,USA	01	2616

04898379	AUSTIN PHILIP /MR. 1917 SULLY COURT,WINCHESTER,VIRGINA 22601,USA	01	4
03697706	AXLER MARK /MR. 77 OAKWOOD DRIVE,LONGMEADOW,MASSACHUSETTS 01106,U S A	01	151
04777426	AYERS HELEN MARIE /MS. 201 E 9TH STREET,APT D1 ROOSEVELT APTS,ABERDEEN,WA 98520-2534,USA	01	22
03048749	BAILEY CAROLINE JILL /MRS. 1 ROCKHILL DRIVE,HAMPTON,NJ 08827-2563,USA	01	88
03048733	BAILEY ROBERT MALCOLM /MR. 1 ROCKHILL DRIVE,HAMPTON,NJ 08827-2563,USA	01	88
04281929	BALLANTYNE ALISON ELIZABETH 40 COOPER ROAD,MANSFIELD,MASSACHUSSETS,MA02048 USA	01	175
05041122	BARAZANJI KAMAL AL- /MR. 107 CLARIS COURT,CHAPEL HILL,NORTH CAROLINA 27514,USA	01	700

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02444974	BARBER PETER /MR. 619 CAROLINA BEACH AVENUE NORTH,CAROLINA BEACH,NC 28428,USA	01	88
02444953	BARBER PETER /MR. NB A/C 619 CAROLINA BEACH AVE NORTH,CAROLINA BEACH,NC28428,USA	01	88
0472266A	BARNES LUCY /MRS. HILL HOUSE,BOX 1456,LOOKOUT HILL,WEST TISBURY MA 02575,USA	01	303
03422658	BARRETT MARY MARTHA /MISS. 8 OAKLEY COURT,CHERRY HILL,NJ 08003,USA	01	96
02517841	BATTERSBY GRAHAM CHARLES /DR. 2460 SOUTH SEVENTH STREET,ANN ARBOR,MI 48103,U S A	01	105
02637167	BEAGLEY JAMES /MR.,DECD EXOR/S/ MR.ALAN JAMES BEAGLEY 99 CAMPBELL AVENUE,WILLISTON PARK,NEW YORK,UNITED STATES OF AMERICA	01	241
04778201	BEERS RAY /MR. BOX 3008,SO PADRE ISLAND,TX 78597-3008,USA	01	172
02363865	BELL NICHOLAS CHARLES /DR. 6 RIDGEMONT COURT,DEARBORN,MICHIGAN 48124,USA	01	88
03263241	BHOT ABAN /MRS. 7891 CAMDEN CIRCLE,LA PALMA,CA 90623,USA	01	97
03263176	BHOT ABAN /MRS. DB A/C 7891 CAMDEN CIRCLE,LA PALMA,CA 90623,USA	01	97
03263160	BHOT MANECK /MR. 7891 CAMDEN CIRCLE,LA PALMA,CA 90623,USA	01	97
0375092A	BIRD JANE /MRS. 5020 NW 24TH CIRCLE,BOCA RATON,FLORIDA,33431,USA	01	104

04776930	BISCEGLIE LOUIS DI 1445 ELM STREET,PEEKSKILL,NY 10566-4801,USA	01	247
04980630	BLACK ROBERT KEDDIE /DR. 10319 OLYMPIA DRIVE,HOUSTON,TX 77042,UNITED STATES OF AMERICA	01	1106
0236385A	BLACKMORE CAROLYN MARY /MS. 6 RIDGEMONT COURT,DEARBORN,MICHIGAN 48124,USA	01	88
04960000	BLYTHE SUSAN NICOLA /MS. P O BOX 3605,CHICO 95927,CALIFORNIA,U S A	01	74
01828517	BOWEN SANDRA MELANI SILVA /MRS. 1056 GRASS VALLEY ROAD,CHULA VISTA,CA 91913,USA	01	88
01869870	BRERETON MARK CHARLES /MR. 37 DOVER DR,ROME,GA 30161,USA	01	97
0448767A	BRIDLE ELLEN SANDRA /MRS. 18 ADAMS AVENUE APT 1,WATERTOWN MA,02472-1391,USA	01	404

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04905517	BROOMHEAD SUZANNE ELIZABETH /MRS. 11700 GLENN ABBEY WAY,CHARLOTTE,NORTH CAROLINA 28277,U S A	01	36
0503784A	BROWN LINK /MR. BROWN CRISTINE /MRS. 380 CIMARRON TRAIL,AFTON,USA	01	10852
05038280	BROWN LINK /MR.,JNR BROWN CHRISTINE /MRS. 380 CIMARRON TRAIL,AFTON,TN 37616,U S A	01	128
03662320	BROWN PAUL SCOTT /MR. C/O PACIFICORP,825 NE MULTNOMAH,SUITE 1600 PORTLAND,OREGON 97232,USA	01	902
0174650A	BROWN SANDRA /MRS. 3221 BRENNAN DRIVE,RALEIGH,NORTH CAROLINA 27613,USA	01	88
02077348	BULLARD STEPHEN /MR. 1152 VERDON DRIVE,DUNWOODY,ATLANTA,GEORGIA 30338,USA	01	123
00794310	BUNCH ANTHONY STEWART /PRIVATE. 12912 TARA LANE,ANCHORAGE,AK 99516,UNITED STATES OF AMERICA	01	518
04850203	BURDEN ALEXANDER /MR. 5747 VICTORIA COURT,LAKE OSWEGO,OREGON OR 97035,U S A	01	2817
04505545	BURDEN ALEXANDER B /MR. 5747 VICTORIA COURT,LAKE USWEGO,OREGON 97035,USA	01	891
03662749	BURDEN ALEXANDER BUCHAN /MR. 5747 VICTORIA COURT,LAKE USWEGO,OREGON 97035,USA	01	2313
04494258	BURDEN LESLEY /MISS. 5747 VICTORIA COURT,LAKE OSWEGO,OREGON 97035,USA	01	1493
04876295	BURDEN LESLEY /MRS.	01	1177

03693092	BURDEN LESLEY CAROLINE /MRS. 5747 VICTORIA COURT,LAKE OSWEGO,OREGON 97035,USA	01	407
00652616	BURGESS KATHY SUE /MS. 4535 E 104TH AVENUE,ANCHORAGE,ALASKA 99507,USA	01	364
00982896	BUTLER ZOE FRANCES 181 ADA AVENUE NO 37,MOUNTAIN VIEW,CALIFORNIA 94043,USA	01	401
01679235	CAMPBELL ROBIN ANDREW DAVID /MR. 2404 STAPLES AVENUE,KEY WEST,FLORIDA 33040,USA	01	105
01679240	CAMPBELL SUZANNE POIRIER /MRS. 2404 STAPLES AVENUE,KEY WEST,FLORIDA,33040 U S A	01	96
02540383	CARVALHO LESLIE /MR. 1183 AVENIDA AZUL,SAN MARCOS,CA 92069,USA	01	97
02410912	CASBURN GEORGINA MARY /MS. 8301 PENOBSCOT ROAD,RICHMOND,VA,23227,USA	01	105

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
03546608	CHANDRA NEERAJ /MR. 5 PERKINS LANE,ACTON MASS,MA 01720,USA	01	109
03546613	CHANDRA NEERAJ /MR. AC A/C 5 PERKINS LANE,ACTON MASS,MA 01720,USA	01	178
00961969	CHARLES ROBIN CLARK /MR. 16218 77TH AVENUE NE,ARLINGTON,WA 98223-6215,USA	01	535
0477827A	CHERN CYNTHIA ANN /MS. 5301TONYAWATHA TRAIL,MONONA,WI 53716-2920,USA	01	969
03590722	CHONG SIOK KIM /MRS. 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123
03590717	CHONG SOON SEAN /MR. 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123
02013167	CHONG SOON SEAN /MR. YCC A/C 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123
02013172	CHONG SOON SEAN /MR. YKC A/C 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123
01190439	CHRISTIE ADA EMILY AGNES /MRS. 500 S CHAFFEE ROAD NO61,JACKSONVILLE,FL 32221,USA	01	265
00090967	CLARKE DAVID THOMAS /MR. 30 RAMAPO DRIVE,BASKING RIDGE,NJ 07920,USA	01	500
0081978A	COBB DAVID /MR. 22811 EAGLE WATCH COURT,KATY,TEXAS 77450-8678,USA	01	219
0131326A	COCHRANE CHRISTOPHER D A /MR. 385 WESTERN DRIVE,POINT RICHMOND,CA 94801 3754,USA	01	401

04777[illegible]99	[illegible] [illegible] /MS. 4876 FAIRWAY DRIVE,ROHNERT PARK,CA 94928-1307,USA	01	2
04554011	COLLIER JEAN BARBARA /MRS. 8655 WEST DAVIS STREET,DES PLAINES,ILLINOIS 60016,USA	01	240
04777141	COMBS DUDLEY /MR. 1625 ALBANY AVENUE,LOUISVILLE,KY 40216-2613,USA	01	28
04778076	CORKERY GEORGE /MS. 3017 CASCADIA AVENUE S,SEATTLE,WA 98144-6213,USA	01	2489
04777533	CORYDON & OHLRICH INC BOX 1208,COMFORT,TX 78013-1208,USA	01	270
04776489	COTE ARTHUR /MR. 4 WHITNEY CIR,AUBURN,MA 01501-2818,USA	01	280
04777350	CRASE BEVERLY JEAN /MS. 4470 IVORY WAY NE,SALEM,OR 97305-2147,USA	01	47
03561658	CRIBB CAROL /MRS. 908 TOWER DRIVE,EDGEWATER,NEW JERSEY,07020,USA	01	105

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
03506832	CUSHMAN KAY /MRS. 299 SHASTA DRIVE NO 65,VACAVILLE,CA 95687,USA	01	8
0136816A	DALDRY DOROTHY FLORA /MRS. 14930 BRAMBLEWOOD,HOUSTON,TX 77079,USA	01	96
04206685	DENNISON JUSTIN EASTAWAY /MR. 1563 DORCEY LANE,SAN JOSE,CALIFORNIA,CA 95120-5726,USA	01	56
04728918	DENSHAM SARAH JANE /MISS. 5915 PISTOIA WAY,SAN JOSE,CALIFORNIA 95138,USA	01	97
02572727	DEOL INDRANEE M /MRS. 5020 TIDEWATER WAY,ALPHARETTA,GA 30005,USA	01	96
02572732	DEOL RAJPAL SINGH /MR. 5020 TIDEWATER WAY,ALPHARETTA,GA 30005,USA	01	88
04778097	DETTMAN CAROLINE /MS. 808 CLARK STREET,ALGOA,WI 54201-1533,USA	01	724
04778494	DICKSON ARLENE /MS. 9524 LILLA LN,PALO CEDRO,CA 96073,USA	01	997
04778008	DIMMITT MARY /MS. 1816 G ETH,FREMONT,NE 68025-3628,USA	01	123
04654889	DODSON KAYE ROSAMUND /MRS. 2102 SHEFFIELD DRIVE,NACOGDOCHES,TEXAS 75961,USA	01	505
02179899	DUCKWORTH PETER THOMAS HENRY /MAJOR. 1702 SINGING PALM DRIVE,APOPKA,FLORIDA 32712,USA	01	216
02149547	DUFFY KEITH PHILIP /MR. 1400 SOUTH JOYCE STREET,APARTMENT C413,ARLINGTON VA 22202,USA	01	88

0492716A	EATON JOHN RICHARD /MR. 619 MIDDLE AVENUE,MENLO PARK,CA 94025,USA	01	104
04981672	EDELSTEIN FIONA MACDONALD /MRS. 16 OAK TREE LANE,SCHENECTADY,NY 12309,USA	01	294
04208118	EDGAR SYLVIA JANET /MS. 520 BRICKELL KEY DRIVE,APT A19-19,MIAMI,FLORIDA 33131,USA	01	56
00553959	EDWARDS JOHN /MR. 106 MEADOWBROOK COURT,NICEVILLE,FLORIDA 32578,USA	01	119
03706928	EDWARDS JOHN /MR. BVOUCHER A/C 106 MEADOWBROOK COURT,NICEVILLE,FLORIDA 32578,USA	01	119
04777387	ELLIOT DONNETTA NEWELL /MS. 2100 FAUN GLEN,SAN ANTONIO,TX 78232-4904,USA	01	193
01298203	ELLIOTT CATHERINE CELIA MARY /MRS. 3 WAKEMOR ACRES,WESTPORT,CT 06880,USA	01	324
00944660	ELLIOTT GARFIELD EDWARD /MR. 12 WAKEMAN PLACE,WESTPORT,CONNECTICUT 06880,USA	01	130

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
0229411A	ELLIS MATTHEW JAMES CLIFFORD /DR. 3724 BENTLEY DRIVE,DURHAM,NC 27707,USA	01	96
04617277	ELLIS OWEN ANTHONY /MR. 130-37,225 STREET,LAURELTON QUEENS,NEW YORK USA	01	97
02538661	ELSE RACHEL HELEN /MRS. 126 GREEN GABLE CIRCLE,THE WOODLANDS,TEXAS,TX 77382,USA	01	96
02538656	ELSE ROBERT ALAN /MR. 126 GREEN GABLE CIRCLE,THE WOODLANDS,TEXAS,TX 77382,USA	01	96
03817205	EMERSON PAMELA JOAN /MRS. 3555 E THIMBLE PEAK PLACE,TUCSON,ARIZONA 85718,USA	01	855
04568018	EVANS ELIZABETH ANNE /MRS. 919 RUTH STREET,PITTSBURGH,PA 15243,USA	01	27
02813218	EVERED JACLINE RAE /MRS. 28446 SHRIKE DRIVE,LAGUNA NIGUEL,CA 92677,USA	01	97
02813223	EVERED JOHN DAVID /MR. 28446 SHRIKE DRIVE,LAGUNA NIGUEL,CA 92677,USA	01	97
00795389	FALLEN WILLIAM JOSEPH /MR. 11 FARMINGDALE LANE,NEWARK,DELAWARE 19711,USA	01	130
02261732	FAN QIMIAO /MR. 10100 CRESTYBERRY PLACE,BETHESDA,MARYLAND,MD 20817,USA	01	540
01689788	FEDER EDWARD /MR. 133-05 NEWPORT AVENUE,BELLE HARBOR,NY 11694,USA	01	96
04813174	FERNANDEZ CAROLE /MRS. APARTMENT 204,35 VINE STREET,WINCHESTER,BOSTON MA 01890,U S A	01	27

02078434	FITCH AGNES WELLS KENNEDY /MRS. 11615 CHERRY KNOLL,HOUSTON,TEXAS 77077,U S A		01	88
0207844A	FITCH ROBERT CAMPBELL /MR. 11615 CHERRY KNOLL,HOUSTON,TEXAX 77077,U S A		01	88
02282236	FLANNERY INGRID LOUISE /MRS. 8 FROST LANE,NEW PROVIDENCE,NEW JERSEY 07974,U S A		01	96
03656870	FLANNERY SIMON WILLIAM PHILIP /MR. 8 FROST LANE,NEW PROVIDENCE,NEW JERSEY 07974,U S A		01	96
00656953	FORBES AUDREY MARY /MRS. 10001 CORMORANT COVE,AUSTIN,TX 78730,USA		01	649
00656969	FORBES STUART LINDSAY /MR. 10001 CORMORANT COVE,AUSTIN,TX 78730,USA		01	441
02843891	FORSTER BARBARA /MRS. 19814 GRAYSTONE ROAD,WHITE HALL,MARYLAND 21161,USA		01	231
04122968	FORSTER MICHAEL KENNETH /DR. 19814 GRAYSTONE ROAD,WHITE HALL,MARYLAND 21161,USA		01	133

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
0201105A	FOSKER SYLVIA MARIAN /MRS. 11814 CEDAR PASS DRIVE,HOUSTON,TEXAS,77077,U S A	01	394
02640560	FOULSTON MATTHEW JOHN /MR. 4811 MALIBU DRIVE,BLOOMFIELD,MICHIGAN 48302,U S A	01	96
04802677	FRAME AUDREY /MRS. 144 WALNUT LANE,IRMO,COLUMBIA,SOUTH CAROLINA SC 29212,USA	01	524
02641910	GALLOW AMANDA ENID /MRS. 5015 PASADENA WAY,BROOMFIELD,CO 80020,USA	01	123
04737671	GALLOWAY BRIAN /MR. 4682 WINTHROP COURT,LAKE OSWEGO,OREGON,97035,USA	01	702
03100071	GAMBLE MICHAEL HENRY /DR. APARTMENT 1027,3777 PEACHTREE PLACE,3777 PEACHTREE ROAD, ATLANTA GEORGIA 30319 USA	01	97
04745061	GANGESHAN PRABAKARAN /MR. 3008 WHITE OAK COURT,LAGRANGE,GEORGIA 30240,USA	01	56
04211757	GARVEY PATRICIA ANNE /MRS. 4567 SOUTH 87TH DRIVE,GULFSTREAM POLO CLUB,WEST LAKE WORTH, FLORIDA 33467,USA	01	5
03359051	GETTS DAVID HARRY /MR. 8008 N INVERGORDON ROAD,PARADISE VALLEY,AZ 85253,USA	01	96
03359067	GETTS SARAH JANE /MRS. 8008 N INVERGORDON ROAD,PARADISE VALLEY,AZ 85253,USA	01	96
04634609	GILLETT JOSEPH ANTHONY ALBERT /MR. 7705 EAST DOUBLETREE RANCH ROAD,NO 7,SCOTTSDALE,ARIZONA USA	01	1611
01080856	GLOVER SHEENA KATHLEEN /MRS.	01	401

03366599	GOEL JASLEEN /DR. 8243 FARWICK COURT,CINCINATTI,OHIO 45249,USA	01	109
03366601	GOEL SHARAD /DR. 8243 FARWICK COURT,CINCINNATI,OHIO 45249,USA	01	88
02503615	GOGIA RAJENDRA SINGH /MR. 2510 QUEENS WAY,NORTHBROOK,IL-60062,USA	01	96
02503620	GOGIA SUDESH /MRS. 2510 QUEENS WAY,NORTHBROOK,IL 60062,USA	01	96
04777055	GOLDSTEIN CONNIE /MS. 6 BERKELY PL,LAWRENCE,NY 11559-2504,USA	01	662
0237253A	GOSNELL CHRISTOPHER JAMES /MR. 101 ELLIOT LANE,GOLDEN,CO 80403,USA	01	468
01368052	GOULD PATRICIA KAY /MRS. 12914 43RD AVE CT NW,GIG HARBOUR,WA 98332,USA	01	140

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
00648860	GREET DAVID NORMAN /MR. 4535 E 104TH AVENUE,ANCHORAGE,ALASKA 99516,USA	01	588
04614734	GREGORSON ALEXANDER GRAHAM /MR. GREGORSON MARILYN TULLY /MRS. 18054 SOMERSET KNOLLS,HOUSTON,TEXAS 77094-1428,USA	01	233
04777371	GRIBAUSKAS VIOLA /MS. 1079 E BEECH CIRCLE,COTTONWOOD,AZ 86326-4229,USA	01	1224
01893344	GRUNDY GEORGE /MR. 13609 QUERY MILL ROAD,NORTH POTOMAC,MD 20878,UNITED STATES OF AMERICA	01	249
00976262	GULGULE UDAY C/O MRS VANITA NAYAK,15 BERRYL COURT,SEWELL,NJ 08080,USA	01	56
04778013	GURNEE MARION HAMILTON /MS. RT 3 BUCKWHEAT BRIDGE ROAD 37,GERMANTOWN,NY 12526-5502,USA	01	997
04679400	HABELOW SUSAN CHRISTINE /MS. 1 ECHO LANE,WOODSIDE,CALIFORNIA 94062-4801,U S A	01	51
00676794	HAIDER AGA ZIA /DR. 7807 BENT TREE DRIVE,AMARILLO TX 79121,USA	01	1300
00035433	HALE ALLISON /M/S. 916 HERMOSA WAY,MENLO PARK,CA 94025,USA	01	1612
04524318	HAND JANET KATHERINE /MRS. CHATFIELD,PO BOX 37 WAINSCOTT,LONG ISLAND NEW YORK 11975,USA	01	27
04776468	HANGARTNER LEONARD /MR. 1601 AVE O,SCOTTSBLUFF,NE 69361-2253,USA	01	1451
05032212	HANNAY DAVID ROBERT /MR. 7 BEECHTREE LANE,PRINCETON,NEW JERSEY 08540,U S A	01	321

02150457	HARRIS REBECCA /MS.	2743 WILDWOOD COURT,WINSTON,SALEM,N C 27103,USA	01	267
04819694	HARRISON KEITH /MR.	911 CAMILE LANE,ALOMO,CALIFORNIA,94507,U S A	01	43
04777554	HARTEN RHONDA /MS.	108 BON AIRE CIRCLE W,SUFFERN,NY 10901-7000,USA	01	580
02590740	HARTMAN ANN M /MRS.	5722 WOODLAND CREEK,KINGWOOD,TEXAS 77345,USA	01	96
04778081	HARTMAN DON LEE /MR.	150 MAGGIE BLUFF,LOOKOUT MOUNTAIN,GA 30750-4168,USA	01	1245
00959876	HARVEY ALISON /MRS.	1180 HAZEL AVENUE,CAMPBELL,CA 95008,USA	01	56
04476234	HAYLES ALISON JANE /MISS.	1430 BRIGHTON LANE,LAKE VILLA,60046,ILLINOIS,USA	01	260

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04297784	HENDERSON RONA MARY CATHERINE /MISS. 810 PATTEE DRIVE,WAUPUN,WISCONSIN 53963-1760,USA	01	293
05027885	HENDERSON WILLIAM SCOUGAL /MR. 8621 FOREST GLEN DRIVE,IRVING,TEXAS 75063,U S A	01	407
03464384	HERBST BELLA BRUCHA /MRS.,DECD EXOR/S/ MR SHLOMO BENZION HERBST MR ISRAEL LEIB HERBST 510 AVENUE M,BROOKLYN,NEW YORK 11230,USA	01	319
03464379	HERBST IZIEL /MR.,DECD EXOR/S/ MR SHOLMO BENZION HERBST MR ISRAEL LEIB HERBST 510 AVENUE M,BROOKLYN,NEW YORK 11230,USA	01	319
04517288	HERBST IZIEL /MR.,DECD SYS A/C EXOR/S/ MR SHLOMO BENZION HERBST MR ISRAEL LEIB HERBST 510 AVENUE M,BROOKLYN,NEW YORK 11230,USA	01	181
04686480	HERRMANN SUZETTE /MS. 302 PHILADELPHIA AVENUE,TAKOMA PARK MD,20912,USA	01	96
0452393A	HEWITT DAVID MICHAEL /MR. 615 GASLITE LANE,KIRKWOOD,ST LOUIS,MO 63122,USA	01	6823
04275423	HIBBERT MARCEL /MR. 1592 COVINGTON AVENUE,WESTLAKE WILLAGE,CALIFORNIA 91361,USA	01	96
0427774A	HILL JACQUELINE /MRS. 7 WOODHAVEN CRESCENT,MERRYMACK,NH 03054,USA	01	47
04581068	HOLLIS MICHAEL G 5359 PIONEER FORK ROAD,SALT LAKE CITY,UTAH 84108,USA	01	199
01302339	HONIGMANN PETER JOHN /MR.	01	324

03443645	HOUGH JILL /MS. 320 SPALDING DRIVE NE,ATLANTA,GEORGIA 30328,U S A	01	109
04126100	HOUGHTON LORRAINE ANN /MRS. 2086 MORENCY DRIVE,RICHLAND,WASHINGTON,99352-9514,USA	01	302
0477791A	HOWICK MARVIN /MR. 20502 MARINE DR F1,STANWOOD,WA 98292-7834,USA	01	565
04776972	HOYMAN ELLA MAE /MS. R D 1 BOX 301,ACME,PA 15610-9730,USA	01	73
04777473	HUBER JANET /MS. 810 WALNUT STREET,CHEROKEE,IA 51012-1568,USA	01	1013
04960792	HUDSON VERONICA /MRS. 17 WHITENACK ROAD,FAR HILLS,NEW JERSEY,07931,U S A	01	145
04653787	HULL RICHARD /MR. 1522 MAINSAIL DRIVE,APT 8,NAPLES,FL 34114,U S A	01	63

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04712287	HUNT CHRISTOPHER /MR. HUNT LYNN /MS. 1606 DEEP POINT ROAD,WOOLFORD,MD 21677,UNITED STATES OF AMERICA	01	248
03443650	HUNTLEY MICHAEL C /MR. 320 SPALDING DRIVE,ATLANTA,GA 30328,USA	01	88
01308885	HUTCHEON GRAEME A /MR. 46 TYLER DRIVE,ESSEX JUNCTION,VERMONT,05452,USA	01	589
04839655	HUTCHEON RENEE MARY /MRS. 19 ACADIA DRIVE,ROCKLAND,MAINE 04841,USA	01	195
01764416	HUTT LESLEY MARGARET /MRS. C/O MR HUTT,BAE SYSTEMS,RO DEFENSE 25 CENTER STREET, SUITE 107 STAFFORD,VIRGINIA 22554 USA	01	384
04809698	HUTTON PAUL /MR. 6535 NORTH SHORE WAY,NEWMARKET,MARYLAND,2177,USA, AA1 1FF	01	96
0479521A	IVASKA RAYMOND IVASKA DALIA 137 BIRCH LANE,BOX 466,NORTH FALMOUTH,MA 02556 0466,USA	01	1245
02120092	JENNINGS CHEOK-YEE /MRS. 4601 NORTH PARK AVENUE,APARTMENT 207,CHEVY CHASE MD 20815,USA	01	88
02120105	JENNINGS CHRISTOPHER JOHN /MR. 4601 NORTH PARK AVENUE,APARTMENT 207,CHEVY CHASE,MD 20815 USA	01	88
02533494	JIA XIAOGUANG /DR. 966 CAPE ANITA PLACE,SAN JOSE,CA95133,USA	01	96
01357406	JOHNSON FRANCIS /DR. 18 CORAWAY ROAD,SETAUKET,NEW YORK 11733,USA	01	660

900 4TH AVENUE NORTH,SAUK RAPIDS,MINNESOTA 56379,USA

03328112	JOHNSON	LINDA MARY /MRS.	01	109
		5559 THOMPSONVILLE HIGHWAY,THOMPSONVILLE,MICHIGAN 49683,U S A		
0429204A	JONES	BETTY YVONNE /MRS.	01	109
		1300 SOUTHEDGE DRIVE,LITTLE ROCK,ARKANSAS 72227-5631,USA		
01235461	JONES	PAULINE /MRS.	01	233
		3404 MANSFIELD ROAD,FALLS CHURCH,VA 22041,USA		
02772692	JONES	REYNOLD UTHER /MR.	01	88
		5204 PADUA WAY,LAS VEGAS,NEVADA,89107 USA		
01235477	JONES	ROBERT JOHN /MR.	01	233
		3404 MANSFIELD ROAD,FALLS CHURCH,VA 22041,USA		
04778162	JORDAN	ADDIE	01	210
		291 RICHLAND AVENUE,SAN FRANCISCO,CA 94110-5841,USA		
04776452	JOSEPH	DAVID /MR.	01	337
		331 HOWARD SREET,PETALUMA,CA 94952-2720,USA		

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
03529545	JOY MICHAEL ALAN /MR. 1537 CENTER STREET,BETHLEHEM,PA 18018,USA	01	128
05033539	KASUGA KARIN RUTH /MRS. 6 PLOVER COURT,ALAMEDA,CA 94501,U S A	01	108
02343593	KELLY PATRICIA /MISS. 722 27TH AVENUE,SAN FRANCISCO,CA 94121,USA	01	96
03759232	KELLY SHEELAGH BUTLER /MRS. 8 WINTERBERRY WAY,BEDFORD,MA 01730,USA	01	57
04737355	KERR IAIN MERRICK /MR. 26 MONTICELLO DRIVE,LAKE OSWEGO,OREGON OR 97035,U S A	01	1025
04747576	KERR LORRAINE /MRS. 26 MONTICELLO DRIVE,LAKE OSWEGO,OREGON 97035,USA	01	445
03483345	KHAMISANI VALLY MOHAMMED /MR. ROOM 427,INTERNATIONAL HOUSE,1414 EAST 59TH STREET, CHICAGO ILLINOIS 60637,USA	01	259
01457748	KHORI FAREED AL /DR. 2711 CRANSTON ROAD APT B,PHILADELPHIA,PA 19131,USA	01	109
02330265	KIAH SCHELLEY PATRICK /MS. SHUTTLEWORTH ANDY /MR. 6643 EMMET TERRACE,LOS ANGELES,CA 90068,USA	01	96
04776925	KRIZAK CAROLYN RUTH /MS. 722 MESSIAH VILLAGE,P O BOX 2015,MECHANICSBURG,PA 17055-2015,USA	01	2491
03705481	KUMAR SARVADAMAN JEET /DR. KANWAR BALJEET /DR. 1016 PARK AVENUE,OCONTO,WI 54153,USA	01	535

	22811,EAGLE WATCH COURT,KATY,TEXAS 77450,USA			
03387019	LAGAN HUGH FRANCIS /MR. 1030 MALLETWOOD DRIVE,BRANDON,FLORIDA 33510-2572,U S A	01	88
04320013	LAMBETH DARRYL GAYLE /MR. 15107 HEATHRIDGE DRIVE,TAMPA,FLORIDA 33625,USA	01	1555
01970722	LAMBETH SHEILA ELISABETH /MRS. 15107 HEATHRIDGE DRIVE,TAMPA,FLORIDA 33625,USA	01	109
02183827	LATHAM FRED /MR. 210 DEL MESA CARMEL,CARMEL,CALIFORNIA 93923,USA	01	97
0215628A	LAVASANI ANGELA /MRS. 3828 NW HILTON HEAD TERR,PORTLAND,OR 97229,U S A	01	97
02512959	LAWRENCE ARTHUR LESLIE JAMES /MR. 861 N BLUE BEECH LANE,CRAWFORDSVILLE,IN 47933,USA	01	1107
03974668	LAWSON PETER /MR. 5292 HOWELL STREET,ARVADA,COLORADO,80003,USA	01	56

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04451273	LAY JENNIFER VIVIAN /MRS. 43 HARBOR DRIVE,APT 410,STAMFORD,CT 06902-7470,USA	01	75
04623767	LEITCH CRAWFORD /MR. 1222 LELAND WAY B,BURBANK,CA 91504,USA	01	119
03520728	LEVER BRIAN KEITH /MR. AKL A/C 5801 BRIGHTON BOULEVARD,COMMERCE CITY,COLORADO 80022,USA	01	97
03520749	LEVER BRIAN KEITH /MR. CJL A/C 5801 BRIGHTON BOULEVARD,COMMERCE CITY,COLORADO 80022,USA	01	97
03520733	LEVER BRIAN KEITH /MR. LJL A/C 5801 BRIGHTON BOULEVARD,COMMERCE CITY,COLORADO 80022,USA	01	97
02865643	LEVER HELEN /MRS. 5801 BRIGHTON BOULEVARD,COMMERCE CITY,COLORADO 80022,USA	01	97
02310027	LIN HAN-MEI /MRS. 143 EAST MIRROR RIDGE CIRCLE,HAZELCREST,THE WOODLANDS,TEXAS 77382,USA	01	97
02253890	LINNELL SUSAN REBECCA /MS. 53 VAN PATTEN PKWY,BURLINGTON,VT 05401,USA	01	128
05040582	LISTER ELAINE /MISS. 205 VIA SAN ANDREAS,SAN CLEMENTE,CA 92672,USA	01	175
02354751	LOBO EHRLICH DA VICTORIA /MR. 435 HIGH BROOK DRIVE,ATLANTA,GA 30342,USA	01	105
02354767	LOBO ELAINE DA VICTORIA /MRS. 435 HIGH BROOK DRIVE,ATLANTA,GA 30342,USA	01	105
01398422	LOGAN JOSEPH /MR. LOGAN MARY /MRS. 1303 SE 40TH STREET,CAPE CORAL,FLORIDA 33904,USA	01	96

0482596A	LONDAGIN DAVID /MR. C/O ASSOCIATED BOX COMPANY,PO BOX 10370,GLENDALE,CA 91209-3370,U S A	01	5
01290099	LOW MICHAEL RICHARD TIGHE /MR. 4 CARREN CIRCLE,HUNTINGTON,NY 11743,USA	01	293
04777507	LYNCH ROSALINE /MS. 2321 RIVERMONT DRIVE,KINGSPORT,TN 37660-2314,USA	01	123
04777549	LYNCH ROSALINE /MS. 2321 RIVERMONT ROAD,KINGSPORT,TN 37660-2314,USA	01	522
04748270	MACDONALD DONALD GRANT /MR. 3523 EAST PINE BROOK WAY,HOUSTON,TEXAS 77059,USA	01	173
04844361	MACKAY MARGARET MARY /MRS. 124 UTICA ROAD,CLINTON,NEW YORK STATE,13323,USA	01	265
03759253	MACLEOD DONALD IAIN ARCHIBALD /MR. 536 SOUTH RIOS AVENUE,SOLANA BEACH,CALIFORNIA 92075,USA	01	88

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
01369878	MACLEOD NORMAN /MR. MACLEOD ANNE KIRSTEN /MRS. 1211 BLADESDALE COURT,KATY,TEXAS 77494,USA	01	88
04930150	MACRITCHIE ANDREW /MR. 13017 SW KNAUS ROAD,LAKE OSWEGO,OREGON 97034,USA	01	2351
0147708A	MAHAKUL BUDHADEB /MR. 1509 CANYON RUN ROAD,NAPERVILLE,IL 60565,USA	01	4102
01477074	MAHAKUL KRISHNAKOLI /MRS. 1509 CANYON RUN ROAD,NAPERVILLE,IL 60565,USA	01	4253
03370451	MAHONEY DANIEL MARTIN /MR. 3620 PILGRIM LANE,ALTUSIM,OKLAHOMA 73521,USA	01	97
04920836	MALEY JANE /MRS. 1087 EAST JARVIS STREET,APARTMENT 102 SHOREWOOD,WISCONSIN 53211, UNITED STATES OF AMERICA	01	56
04226254	MALLIK MRIDULLA /DR. 12103 COUNTY LINE ROAD,CHESTERLAND,OHIO 44026,USA	01	412
02826298	MARCOM ALICE MARY /MRS. 2 DAY LILY PLACE,THE WOODLANDS TX 77381,USA	01	88
01297911	MARTIN COLIN RAYMOND /MR. P O BOX 39,IONIA,NEW YORK 14475-0039,U S A	01	239
04727385	MARWICK CHARLES ROBERT SCOTT /MR. 3219 VOLTA PLACE N W,WASHINGTON D C 20007,U S A	01	535
04777494	MASONE DANIEL MASONE LOIS 531-67TH STREET,HOLMES BEACH,FL 34217-1202,USA	01	181

	MATIAS MICHAEL /MR. MATIAS CHRISTINE /MISS. 164 SHARP STREET,NORTH DARTMOUTH,MASSACHUSETTS,02747,USA		
02992174	MATTHEWS ANTHONY MICHAEL /MR. 845 KINGS RIDGE ROAD,CARROLLTON,KENTUCKY,KY 41008,USA	01	105
0486708A	MATTHEWS ARTHUR EDWIN /MR. 11 GREEN TERRACE,MANHASSET,NY 11030,USA	01	105
0299218A	MATTHEWS MARGARET ELLEN /MRS. 845 KINGS RIDGE ROAD,CARROLLTON,KENTUCKY KY41008,USA	01	105
04777120	MCALPIN PATRICIA PEYTON /MS. 222 WILDROSE AVENUE,SAN ANTONIO,TX 78209-3815,USA	01	467
03368288	MCCOLGAN DORIS /MRS. 3251 SOUTHFIELD LN,SARASOTA FL 34239,USA	01	96
03027124	MCCUSKER ROSEMARY ANN /MS. PO BOX 946,FULSHEAR,TX 77441-0946,USA	01	105

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
03324470	MCKEOWN HAZEL DAWN /MRS. 2052 COUNTRY CLUB DRIVE,DAYTONA BEACH,FLORIDA 32124,USA	01	88
03324486	MCKEOWN LISA KATE /MISS. 2052 COUNTY CLUB DRIVE,DAYTONA BEACH,FLORIDA 32124,USA	01	88
03324491	MCKEOWN PAUL GERRARD /MR. 2052 COUNTY CLUB DRIVE,DAYTONA BEACH,FLORIDA 32124,USA	01	88
03728957	MCLINTIC ANNE MARGARET /MISS. SPAULDING MOUNTAIN FARM,37 HARTWELL ROAD,STRONG,ME 04983,USA	01	56
02217725	MCNAUGHT ALISON FRANCES /MISS. 1101 ECLIO ST,SANTA MONICA,CA90403,USA	01	123
04776405	MEYER ELEANOR 450 OLD SAN FRANCISCO ROAD F106,SUNNYVALE,CA 94086-6371,USA	01	247
03759768	MILES PATRICIA DOROTHY JOAN /MRS. 7411 TAWAS AVENUE,KALAMAZOO,MI 49009,USA	01	98
02703319	MILLER ALAN RAY /MR. 33 WALT WHITMAN BLVD,STAFFORD,VA 22554,USA	01	96
04777447	MILLER FRANCES /MS. 21126 COUNTY ROAD 18,ARLINGTON,NE 68002,USA	01	123
04566977	MILLER GEORGE ERNEST /DR. 12 PERKINS COURT,IRVINE,CALIFORNIA 92612,USA	01	186
0197919A	MITCHELL GRAHAM IRVING /MR. 564 COUNTY ROAD 614,ASBURY NJ 08802,USA	01	105
00843731	MITCHELL RICHARD /MR. C/O 697 BALMORAL ROAD,WINTER PARK,FLORIDA 32789,USA	01	242

0126373A	MITCHELL RICHARD /MR. 697 BALMORAL ROAD,WINTER PARK,FLORIDA,32789,USA	01	119
0129517A	MOFFAT SHIRLEY ANN /MISS. 13534 CLARETON LANE,CYPRESS,TEXAS 77429,USA	01	128
01255443	MOHAMMED TASNEEM /MRS. ANALOG DEVICES,21 OSBORN STREET,CMABRIDGE,MASSACHUSETTES, MA 02139 USA	01	233
00671687	MOHAMMED ZUALFQUAR /MR. ANALOG DEVICES,21 OSBORN STREET,CAMBRIDGE,MASSACHUSETTES MA 02139, U S A	01	233
03783231	MOORE RODNEY PETER /MR. 1070 NW 117TH AVENUE,CORAL SPRINGS,FLORIDA 33071,U S A	01	114
04787362	MORAN DAPHNE ELIZABETH /MRS. 164 THORNTON DRIVE,PALM BEACH GARDENS,FLORIDA 33418,U S A	01	1182
04666012	MORENO JOANNA LUCY /MRS. 11560 PENNEY ROAD,CONIFER,COLORADO 80433,USA	01	240

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
03738394	MORFIT GARRISON MASON /MR. 27/21 RITTONHOUSE STREET NW6,WASHINGTON DC 20015,U S A	01	84
02334427	MORGAN JAMES A /MR. 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,074500,U S A	01	4
02334432	MORGAN JAMES ALEXANDER /MR. JAM A/C 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,07450 U S A	01	4
02334448	MORGAN JAMES ALEXANDER /MR. SGM A/C 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,074500,U S A	01	4
02334411	MORGAN SUSANNAH M /MRS. 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,07450 U S A	01	4
04497681	MOULLIN VALANTINE /MRS. CORAL RIDGE TOWENS EAST,3300 NE 36TH STREET,APARTMENT 320, FORT LAUDERDALE FL33308,USA	01	174
04790557	MULLAN HUGH JOSEPH /MR. MULLAN CATHERINE /MRS. 13055 SOUTHWEST PRINCETON,LAKE OSWEGO,OREGON,97035,USA	01	690
04834135	MUNDY CHRISTOPHER J /MR. 14732 SE DUKE STREET,PORTLAND,OREGON OR 97236,U S A	01	3442
05012191	MURRAY DAVID IAN /MR. 1109 MARYLAND AVENUE NE,WASHINGTON DC,20002,USA	01	347
01306945	MURRAY JAMES /MR. 615 NOE STREET,APT 3,SAN FRANCISCO,CA 94114 USA	01	233
02767113	MURRAY KAY CHRISTINE /MRS. 17 CARTER DRIVE,CHELMSFORD,MA 01824,U S A	01	97
05012204	MURRAY RONALD FREDERICK /MR.	01	348

00836526	NELSON ROBERT FRANK BRIAN /MR. 28 SANTA CRUZ,RANCHO SANTA MARGARITA,CALIFORNIA 92688,U S A	01	1180
01371017	NESS JAMES THOMAS KENNEDY /MR. 4519 BRANCHMEAD COURT,KATY,TEXAS 77450,USA	01	96
01710187	NEWBLE KIRSTEN DANIELLE /MRS. 1465 POTTER LANE,WAYNE,PA19087 1336,USA	01	105
0222779A	NEWMAN MARC /MR. 11 TIGERS COURT,MERCERVILLE,NJ 08619,USA	01	88
04778238	NIEMEYER MARION /MS. 403 DEBORAH LN,MOUNT PROSPECT,IL 60056-2821,USA	01	393
02289011	NORMAN JULIA LOW /MRS. PO BOX 1295,VINEYARD HAVEN,MA 02538,USA	01	88
02202073	NOWERA MOHAMED HESHAM /DR. 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011 1551,USA	01	92

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02202089	NOWERA MONA RIAD /MRS. 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011 1551,USA	01	92
02202094	NOWERA MONA RIAD /MRS. ON A/C 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011 1551,USA	01	92
03459576	NOWERA MONA RIAD /MRS. SMN A/C 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011 1551,USA	01	92
02370422	NUTTALL CHRISTOPHER LAIRD /MR. 1444 WALNUT STREET,APARTMENT G,BERKELEY,CA 94709,USA	01	105
0225258A	OCONNELL PETER FRANCIS /MR. 330 EAST 240TH STREET,BRONX,NEW YORK 10470,U S A	01	88
04520430	ODELL TREVOR ARTHUR /MR. 163 CRANBERRY DRIVE,HOPEWELL JUNCTION,NY 12533,USA	01	416
01415141	ODONNELL FAY /MISS. 910 WRIGHT AVENUE,MOUNTAIN VIEW,CALIFORNIA 94043,USA	01	96
00828663	ODONOGHUE JOSEPH /MR. 401 EAST 89TH STREET,APARTMENT 10J,NEW YORK,NY 10128, UNITED STATES OF AMERICA	01	589
03401945	OHARA MARIE THERESA /MS. 278 ASPETUCK RIDGE ROAD,NEW MILFORD,CT 06776,USA	01	109
0364736A	OHARE FRANCES /MR. 1207 SOUTH BUENA VISTA,HEMET,CALIFORNIA 92543,USA	01	109
04776410	OLDAKER STANLEY OLDAKER DORA 945 NEWPORT STREET,OCEANSIDE,CA 92057-4214,USA	01	677
04602427	O'ROURKE ANGELA	01	47

04776473	OVERBEY WILLIAM /MR. BOX 38,RUSTBURG,VA 24588-0038,USA	01	499
04777993	PALLA LOUISE /MS. BOX 194,PLEASANT HILL,TN 38578-0194,USA	01	222
03428352	PANCHAL J /MR. 3904 CREEK BANK DRIVE,EDMOND OK 73003,USA	01	3
03428347	PANCHAL T /MRS. 1201 NW,182ND ST,EDMOND,OKLAHOMA 73003,USA	01	3
04778259	PARR AUGUSTA /MS. 2510 NW 44TH STREET,OKLAHOMA CITY,OK 73112-8328,USA	01	926
03285824	PATEL HEMANT KUMAR /MR. 15734 SPRINGFIELD DRIVE,SUGARLAND,TEXAS TX77478,U S A	01	88
03287657	PATEL HEMANT KUMAR CP A/C 15734 SPRINGFIELD DRIVE,SUGARLAND,TEXAS TX77478,U S A	01	88

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
03285325	PATEL NILA /MRS. 15734 SPRINGFIELD DRIVE,SUGARLAND,TEXAS TX77478,U S A	01	88
03285330	PATEL NILA /MRS. AP A/C 15734 SPRINGFIELD DRIVE,SUGARLAND,TEXAS TX77478,U S A	01	88
02190930	PATEL NILAM /MRS. 17601 NORTH 56TH PLACE,SCOTTSDALE,ARIZONA 85254,USA	01	88
02190946	PATEL PRAFUL /MR. 17601 NORTH 56TH PLACE,SCOTTSDALE,ARIZONA,USA	01	88
0278348A	PATEL SHAILESH /MR. MP A/C 900 REBBECCA COURT,SCHAUMBURG,601193,ILLNOIS,USA	01	96
02783388	PATEL SHAILESH /DR. PP A/C 900 REBBECCA COURT,SCHAUMBURG,601193,ILLNOIS,USA	01	96
02783508	PATEL SHAILESH S 900 REBBECCA COURT,SCHAUMBURG,601193,ILLNOIS,USA	01	96
02783495	PATEL SHILA S /MRS. 900 REBBECCA COURT,SCHAUMBURG,601193,ILLNOIS,USA	01	96
04808742	PATON LEONA MILES /MRS. C/O MR W V PATON,AHLSTROM,2 ELM STREET,WINDSOR LOCKS,CT06096 USA	01	106
04655996	PEARSON MOIRA 2005 WHITE OAK ROAD,RALEIGH NC 27608,USA	01	96
01208752	PENFOUND ANNE FRANCIS /MRS. 523 NE HAZELFERN PLACE,PORTLAND,OREGON 97232,USA	01	293
0193478A	PERCIVAL JAMES IAN /MR. 5 EMERY AVE,MENDHAM,NJ 07945,USA	01	96

04474208	PERRY PHILIP /MR. CP A/C 4 QUAIL RUN,WARREN,NEW JERSEY 07059,UNITED STATES OF AMERICA	01	241
01378644	PESSETTO LEONARD SCOTT /MR. P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	96
0137865A	PESSETTO LEONARD SCOTT /MR. AP A/C P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	88
01378670	PESSETTO LEONARD SCOTT /MR. EP A/C P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	88
01378686	PESSETTO LEONARD SCOTT /MR. LP A/C P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	88
01378665	PESSETTO LEONARD SCOTT /MR. STP A/C P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	88
03788273	PESSETTO LESLIE /MRS. STP A/C P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	1115
01378639	PESSETTO LESLIE TAYLOR /MRS. P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	96

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02554170	PHAKEY NEELAM /MRS. 29 SPRING GARDEN DRIVE,MADISON,NEW JERSEY 07940,USA	01	195
00893519	PHILLIPS CHRISTOPHER JOHN /DR. 240 BOTANICAL CIRCLE,ANCHORAGE,ALASKA 99515,USA	01	265
00893524	PHILLIPS TAMERA RENE /MRS. 240 BOTANICAL CIRCLE,ANCHORAGE,ALASKA 99515,USA	01	265
02210001	PLOUGH CYNTHIA SUZANNE /MISS. 2324 OLYMPIC AVENUE,MENLO PARK,CALIFORNIA 94025,USA	01	88
0477704A	POLANCO ALICE /MS. 1555 PIIKEA STREET,HONOLULU,HI 96818-1842,USA	01	337
02594526	PORTLAND MARIETTA /MRS. 1372 DORNEY AVENUE,ALLENTOWN PA 19103,USA	01	88
02594568	PORTLAND THOMAS LAWRENCE /MR. 1372 DORNEY AVENUE,ALLENTOWN PA 19103,USA	01	88
02594547	PORTLAND THOMAS LAWRENCE /MR. DBP A/C 1372 DORNEY AVENUE,ALLENTOWN PA 18103,USA	01	88
02594552	PORTLAND THOMAS LAWRENCE /MR. NGP A/C 1372 DORNEY AVENUE,ALLENTOWN PA18103,USA	01	88
02594531	PORTLAND THOMAS LAWRENCE /MR. SEP A/C 1372 DORNEY AVENUE,ALLENTOWN PA 18103,USA	01	88
05033625	PRENTICE IAN FRANCIS /MR. 3423 CORNELL PLACE,CINCINNATI,OHIO,45220-1501,U S A	01	145
02349005	PREW PAUL GRAEME /MR. 2322 NORTH LAKEWOOD AVENUE,CHICAGO IL,60614,USA	01	215

02437280	PRICE ADRIAN DOMINIC /MR. 22053 WORCESTER DRIVE,NOVI,MI 48374,USA	01	109
04777891	QUAN SUE /MS. 317 HARBOUR LIGHT ROAD,ALAMEDA,CA 94501-5965,USA	01	1245
04777431	RAIDER MARY /MS. 3955 CUMMINS FERRY ROAD,VERSAILLES,KY 40383-9672,USA	01	82
0477633A	RASMUSSEN KENNETH RASMUSSEN MARCIA 1915 KNAPP STREET,OSHKOSH,WI 54902-6612,USA	01	1945
03422663	REARDON JOHN PATRICK O /MR. 8 OAKLEY COURT,CHERRY HILL,NJ 08003,USA	01	96
02116634	REDDY CHALLA VEMA /MR. HR A/C 12 HIGHLAND ROAD,DOVER-FOXCROFT,ME 04426,USA	01	96
0211664A	REDDY CHALLA VEMA /MR. NR A/C 12 HIGHLAND ROAD,DOVER-FOXCROFT,ME 04426,USA	01	96

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
01994811	REED GREGORY ALAN /MR. 7674 TRUMBLE ROAD,COLUMBUS,MI 48063,USA	01	97
0330692A	REID ERIC WILLIAM /MR. 1707 CAMINO DE VILLAS,BURBANK,CALIFORNIA,CA 91501 USA	01	601
0139130A	REID GEORGE RODNEY /MR. 704 HUBBARD DRIVE,LONGMONT,COLORADO 80501,USA	01	128
03340199	REZK HANY SADEK TADROUS /DR. 227 MOHAWK DRIVE,NEW CASTLE,PA 16105,USA	01	633
03340217	REZK HANY SADEK TADROUS /DR. MHSR A/C 227 MOHAWK DRIVE,NEW CASTLE,PA 16105,USA	01	88
03638282	REZK HANY SADEK TADROUS /DR. MR A/C 227 MOHAWK DRIVE,NEW CASTLE,PA 16105,USA	01	88
03340201	REZK IRENE ADEL ANTOUN /MRS. 227 MOHAWK DRIVE,NEW CASTLE,PA 16105,USA	01	96
04804489	RICHARDS MICHAEL /MR. RICHARDS JANIE LENOX- /MRS. 2417 PINE RIDGE DRIVE,MODESTO,CALIFORNIA 95351-4861,U S A	01	213
04876313	RILEY ANDREW DAVID /MR. 4423 SOUTH WEST HAMILTON TERRACE,PORTLAND,OREGON 97201,USA	01	1410
04778264	ROBERTSON JACKOLYN RAE /MS. 9 ROBERTS CT,MORAGA,CA 94556-1823,USA	01	560
04753985	ROBSON KENNETH BRIAN /MR. 6 WILLIAM STREET,CAMBRIDGE,MASSACHUSETTS 02139,USA	01	169
04863654	ROSS EUAN STRANG /MR. 14 PATTAGANSETT COURT 2,NIANTIC,CT 06357,USA	01	213

03081122	RUDGE MARTIN RUPERT /MR. 12626 BARRYKNOLL,HOUSTON,TEXAS 77024,USA	01	97
04981915	RULE KATHERINE /MISS. 425 EAST 63RD STREET,APARTMENT E8A,NEW YORK 10021,USA	01	364
04162459	RUNCIMAN PETER JAEMS INGLIS /DR. INEOS ACRYLICS INC,7275 GOODLETT FARMS PARKWAY,CORDOVA,TN 38018 4909, USA	01	62
04836799	RUSSELL THOMAS DONALD MICHAEL /MR. 774 CRAGMONT AVENUE,BERKELY,CALIFORNIA,CA94708,U S A	01	27
01486812	SACKRIN ROSAMUND BARBERA /MRS. 6522 GREENMOUNT DRIVE,WILLOWOOD ELKRIDGE,MARYLAND 21075,USA	01	96
02202068	SADAT SAKINA MOHAMED EL /MRS. 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011-1551,USA	01	92
03808922	SAEED ATTIA KAUSAR /MRS. 7975 22ND AVENUE NORTH,ST PETERSBURG,FLORIDA,USA	01	681

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
05033003	SALISBURY SINCLAIR GORDON CROWTHER /MR. 32 PROVIDENCE DRIVE,RICHBORO PA 18954 - 1660,U S A	01	28
03738684	SALSE DEANNE LYNN /MRS. 209 PLUM HILL DRIVE,WATSONVILLE,CALIFORNIA,95076 U S A	01	88
03791324	SAMUELS JEFFREY GEORGE JOSEPH /MR. 387 MAIDSTONE LANE,THOUSAND OAKS,CA 91320-4164,USA	01	469
02628220	SANFORD GRAHAM /MR. C/O GENERAL DELIVERY,49 TUTHILL LANE,REMSENBURG,NY 11960,USA	01	97
01079494	SAUNDERS MICHAEL BADEN /MR. 13729 THREE FATHOMS BANK DRIVE,CORPUS CHRISTI,TEXAS,TX 78418-6351,USA	01	293
01079507	SAUNDERS SHEILA MAY /MRS. 13729 THREE FATHOMS BANK DRIVE,CORPUS CHRISTI,TEXAS,TX 78418-6351,USA	01	293
04777580	SCHRAUT EMMA SCHRAUT VERN SCHRAUT DONALD 1762 S LAFAYETTE STREET,DENVER,CO 80210-3247,USA	01	1130
04776967	SCHWARTZ CELIA /MS. 251 174TH STREET 1119,MIAMI BEECH,FL 33160-3357,USA	01	1365
03791405	SCOTT MARGARET ANNE /REV. 234 CANTERBURY ROAD,ROCHESTER,NEW YORK 14607,U S A	01	200
01729201	SEBASTIAN ANTHONY /DR. 12800 CASTLEROCK COURT,OKLAHOMA CITY,OK 73142,U S A	01	96
01729199	SEBASTIAN ANTHONY /DR. NS A/C 12800 CASTLEROCK COURT,OKLAHOMA CITY,OK 73142,USA	01	194
01729183	SEBASTIAN ANTHONY /DR. RS A/C	01	96

01729217	SEBASTIAN VERONIQUE /DR. 12800 CASTLEROCK COURT,OKLAHOMA CITY,OK 73142,USA	01	96
03811981	SERRAGO LINDA /MRS. 1310 WENDELL WAY,GARLAND,TEXAS 75043-1715,USA	01	87
04914202	SERVICE JOHN DANIEL /MR. 21312 LAKE FONTAL ROAD,MONROE,WA,98272,U S A	01	294
04778222	SERVI INSTRUMENTS INC 3750 RUM ROW,NAPLES,FL 34102-7865,USA	01	1130
02731864	SHARKEY WENDY MICHELE /MRS. 139 FOX HILL ROAD,BENNINGTON,VERMONT 05201,USA	01	88
04606866	SHARON MICHELE CATHERINE /MS. 169 FRESH POND ROAD,EAST BRUNSWICK,NEW JERSEY,08816,USA	01	62
0466929A	SHEEHI CHRISTINE ANNE /MRS. 4108 WHITEACRE ROAD,FAIRFAX,VIRGINIA 22032,USA	01	308

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04776426	SHEFFIELD DEAN SHEFFIELD ANITA 51 SOUTH FORT LANE,LAYTON,UT 84041-4317,USA	01	85
00538854	SHIELS LAURA MARGARET /MS. 36 FLORENCE LANE,PRINCETON NJ 08540,U S A	01	200
01481619	SHIPLEY JO ANN /MRS. 166 DAWSON DRIVE,CASTLE ROCK CO 80104-2151,USA	01	294
04978258	SIME DAVID ROSS /MR.,DECD EXOR/S/ MR DAVID GILBERT SIME MS MARGARET MCLAINE SIME MR CHARLES MICHAEL JARVIE 5363 ASHCROFT ROAD,MINNETONKA,MN55345,USA	01	649
04560687	SIMPKINS SALLY ELIZABETH /MRS. 16530 WHISPERING OAKS LANE,FORT MILL SC 29708,USA	01	52
03689629	SIMPSON HAZEL GRAY MCNAUGHTON /MRS. 705 DAVIS BUILDING,2141 NW DAVIS STREETSUITE 302,PORTLAND, OREGON OR97210,U S A	01	185
0465596A	SKEA ROBERT /MR. 4813 LIVERPOOL LANE,RALEIGH NC 27604,USA	01	96
04778199	SKOG LINDA LESLIE /MS. 812 NO OAKES STREET,TACOMA,WA 98406-7310,USA	01	4
00983590	SLAVOTINEK ANNE MICHELE /MISS. 4519 EVERETT ST,KENSINGTON,MD 20895,USA	01	1180
00430366	SMITH CONNIE JO /MRS. 1080 SULIE LANE 153,SOUTH LAKE TAHOE,CALIFORNIA 96150,USA	01	56
0432904A	SMITH MARGARET ANNE /MRS. 813 CROSSFIELD PLACE,VENICE FLORIDA 34293,USA	01	362

00982590	SMITH UTE MARIA /MRS. 15 BROOK STREET,WELLESLEY,MA-02482,USA	01	119
03146406	SOUZA JEAN VALERIE /MS. 5506 SADDLEBROOK COURT,BURKE,VA 22015,USA	01	105
03807627	SPURGIN ANTHONY JOHN /MR. 4252 HORTENSIA STREET,SAN DIEGO,CA 92103,USA	01	84
02427660	SPURGIN PERCY WALTER /MR. C/O ANTHONY J SPURGIN ESQ,4252 HORTENSIA STREET,SAN DIEGO CA 92103, U S A	01	3
02084762	STACE GARRY NEIL /MR. 1524 WESTPORT CRESCENT,NEWPORT NEWS,23602 VIRGINIA,USA	01	88
04777183	STAROBIN SHAYA STAROBIN MOLLIE 175 WEST BROADWAY,LONG BEACH,NY 11561-4053,USA	01	270
00620520	STEEDMAN SCOTT GRAY /MR. 2014 HAMLIN VALLEY,HOUSTON,TX 77090,USA	01	130

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02279185	STENSON MARGARET ANNE /MRS. 680 ATLANTIS ESTATES WAY,ATLANTIS,FLORIDA,33462,USA	01	97
03470085	STENSON WALTER ALEC /MR.,DECD CS A/C EXOR/S/ MS.MARGARET ANNE STENSON MR.MICHAEL JOHN HODGSON-BARKER 680 ESTATES WAY,ATLANTIS,FLORIDA 33462,UNITED STATES OF AMERICA	01	97
03470090	STENSON WALTER ALEX /MR.,DECD DS A/C EXOR/S/ MS.MARGARET ANNE STENSON MR.MICHAEL JOHN HODGSON-BARKER 680 ESTATES WAY,ATLANTIS,FLORIDA 33462,UNITED STATES OF AMERICA	01	97
04778217	STEVENSON FELICIA HAMILTON /MS. 2125 BINFORD STREET H-44,LARAMIE,WY 82072,USA	01	679
01370231	STEWART DOUGLAS ROBERT /MR. C/O BHP PETROLEUM AMERICAS INC,1360 POST OAK BOULEVARD SUITE 500, HOUSTON,TEXAS 77056-3020,USA	01	105
04777886	STOOR CLARENCE STOOR MINNIE 3428 POINT WHITE DRIVE NE,BAINBRIDGE ISLAND,WA 98110-4066,USA	01	85
04620691	STOREY ANNE ELIZABETH /MRS. 591 STRAUB ROAD WEST,MANSFIELD,OHIO 44904,USA	01	145
05035003	STOREY ANNE ELIZABETH /MRS. 2937 GREENSPIRE LANE,FAIRLAWN,OHIO 44333,USA	01	120
03746709	STREET ANDREW /MR. 196 MARTINE AVENUE,WHITE PLAINS 10601,NEW YORK,USA	01	27
03746696	STREET WILLIAM /MR. 196 MARTINE AVENUE,WHITE PLAINS 10601,NEW YORK,USA	01	27
03630755	SUTTON CAROL ANN /MRS.	01	[illegible]

03708685	SWARTZ DIANE /MS. 158 CAPTIAN EAMES CIRCLE,ASHLAND,MA 01721,USA	01	280
02328381	SYED FAIZALALI NAZIR /MR. 5000 N TRIPP AVENUE,CHICAGO,IL 60630,U S A	01	96
04621618	SYME ROBERT KENNETH /MR. 35 SAYBROOKE DRIVE,PENFIELD,NEW YORK,14526,USA	01	57
04074800	TAIT MARGARET E /MRS. 452 WOODWARD COURT,LAKE FOREST,ILLINOIS 60045,USA	01	68
04074816	TAIT MICHAEL J /MR. 452 WOODWARD COURT,LAKE FOREST,ILLINOIS 60045,USA	01	68
04777029	TALLERICO VINCENNT TALLERICO ELIZABETH 87 16 PALMERO STREET,HOLLISWOOD,NY 11423-1222,USA	01	222
04776345	TALONE MARY /MS. 605 PERSHING DRIVE,SILVER SPRINGS,MD 20910-4319,USA	01	186

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
00270051	TAN PHAIK LEE /MISS. 635 KATHLEEN PLACE,WESTBURY,NEW YORK 11590,USA	01	800
04637575	TAYLOR ANTHONY HUGH /MR. 113 LOTUS CIRCLE,SAFETY HARBOR,FLORIDA 34695,USA	01	105
02572463	TEMPLETON IAN JAMES /MR. P O BOX 1663,MONROE,NC 28111,U S A	01	88
04778115	THEODORATOS ANNETTE /MS. 3865 J ST,SACRAMENTO,CA 95816-5500,USA	01	1370
03431842	THIDA KHIN /MISS. 429 BLUEBIRD DRIVE,RUSSELL,KENTUCKY 41169,USA	01	88
04888325	THOMPSON CHARLES GEOFFREY /MR. THOMPSON DIANA JENKINS /MRS. 2795 BOLINGBROKE AVENUE,TROY,MICHIGAN 48084,USA	01	233
01267949	THOMPSON MATTHEW JAMES /DR. 2214 NOB HILL AVENUE,SEATTLE,WASHINGTON,USA	01	175
02194452	THOMSON HAMISH /MR. 1208 CLAIRE COURT NW,ALBERQUERQUE,NM 87104,USA	01	140
03692523	THOMSON JAMES BARRY /MR. 1527 PEREGRINE POINT DRIVE,SARASUTA,FLORIDA 34231,USA	01	785
04778055	TIMMERMAN WARREN /MR. 10764 HIGHWAY 141,MANNING,IA 51455-8688,USA	01	2407
03797489	TIMMS JANET STEIN 4314 BACHMAN DRIVE,SCHNECKSVILLE,PA 18078,USA	01	43
01666158	TODD IRADJ /MR. 2222 AVE OF THE STARS,APT 1701E,LOS ANGELES,CA 90067,USA	01	97

01197901	TOOMS JULIE ANN /MRS. 19706 IVORY BROOK DRIVE,HOUSTON,TEXAS 77094,USA	01	106
01197899	TOOMS PAUL JONATHAN /MR. 19706 IVORY BROOK DRIVE,HOUSTON,TEXAS 77094,USA	01	106
01314915	TURNBULL KARIN /MRS. 12529 PICRUS STREET,SAN DIEGO,CA 92129,USA	01	175
03536251	TURNER MALCOLM GLENN /MR. 1437 DARTMOUTH LANE,DEERFIELD,I L 60015,USA	01	109
00843726	UYTDEWILLIGEN RICHARD /MRS. 1232 GOLFSIDE DRIVE,WINTER PARK,FLORIDA 32792,U S A	01	119
01296224	VEITCH JOHN /MR. 629 CASHEW COURT,BRENTWOOD,CA 94513,USA	01	139
0129623A	VEITCH LONNIE /MRS. 629 CASHEW COURT,BRENTWOOD,CA 94513,USA	01	139

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02544754	WADE VALERIE /MRS. WADE KEITH MAXWELL PETER /MR. 1954 JOSEPH DRIVE,MORAGA,CA 94556,U S A	01	88
00093575	WALTON ANTHONY /MR. 230 PARK AVENUE,SUITE 1463,NEW YORK,NY 10169,U S A	01	3000
01235307	WATSON ELIZABETH MARY /MRS. 2 NORMANDY COURT,BINGHAMPTON,NY 13903-1316,USA	01	265
01263745	WEBB JACQUELINE MITCHELL- /MRS. 697 BALMORAL ROAD,WINTER PARK,FLORIDA 32789,USA	01	112
04778183	WEBB WILLIAM FLOYD /MR. 6110 SPRUCE FOREST,HOUSTON,TX 77092-2348,USA	01	684
0269944A	WEIHMANN ROBERT JOSEPH /MR. C/O REEVES WIRELINE,PO BOX 307,BROUSSARD,LA 70518,USA	01	101
04764328	WHITE PAMELA /MRS. 1219 WEST 67TH TERRACE,KANSAS CITY,MISSOURI,64113, UNITED STATES OF AMERICA	01	140
01312999	WILKIE THOMAS MCGREGOR /MR. 664 MACARTHUR DRIVE,COLMA,CALIFORNIA 94015,U S A	01	160
04099973	WILKINSON STEVEN /MR. 2814 YORKVIEW COURT,THE ENCLAVE AT WILLOWMERE,CHARLOTTE NC,28270,USA	01	140
03364413	WILLETT MICHAEL VICTOR /MR. 607 16TH STREET,HUNTINGTON BEACH,CALIFORNIA 92648, UNITED STATES OF AMERICA	01	88
02199494	WILLIAMS NEIL IAN /MR. 57 ALLERS BLVD,ROOSEVELT,NY 11575,USA	01	107

	668 CAMINO,CAMPANA,SANTA BARBARA,CA93111-145,UNITED STATES OF AMERICA		
03550732	WILLS JOHN ARTHUR /MR. 1169 MARKET STREET 144,SAN FRACISCO,CA 94103 1538,USA	01	88
01676985	WILLSON GABRIELLE ANNE /MRS. 209 JOSEPH POND LANE,APEX,NC 27502,USA	01	89
0167697A	WILLSON GABRIELLE ANNE /MRS. AKW A/C 209 JOSEPH POND LANE,APEX,NC 27502,USA	01	89
01676990	WILLSON MICHAEL CHARLES /MR. 209 JOSEPH POND LANE,APEX,NC 27502,USA	01	89
01380549	WILSON HEATHER /MRS. 1131 FARRINGTON DRIVE,LA HABRA,CALIFORNIA,CA 90631,USA	01	88
04777259	WOLFGANG ROEHLER INC BOX 771158,LAKEWOOD,OH 44107-0049,USA	01	690
00925840	WRIGHT BARBARA /MRS. 1585 ELK FOREST ROAD,ELKTON,MARYLAND,21921,USA	01	128

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04943097	WRIGHT WILLIAM DOUGLAS /MR. 19456 RIVER RUN,LAKE OSWEGO,OREGON,OR97034,USA	01	702
04886270	XIA YISHAN /MRS. 44 NYLANDER WAY,ACTON,MA 01720,USA	01	213
04913163	YARWOOD NORMAN /MR. 10 NORTH MEADOWMIST CIRCLE,THE WOODLANDS,TEXAS,77381,USA	01	115
04994117	YEWDALL MALCOIM ERNEST /MR. 6030 CHARDONNAY LANE,303 NAPLES,FLORIDA,FL 34119,U S A	01	803
00416708	YOUNG CAROLE ANNE HELEN /MISS. PO BOX 1080,DILLON,COLORADO 80435,USA	01	114
01897237	YOUNG REGINALD GORDON /MR.,DECD ADMIN/S/ MR ANDREW GRAHAM YOUNG 135 SAYRE DRIVE,PRINCETON,NEW JERSEY 08540,USA	01	88
04777060	ZACHOW MILDRED JOYCE /MS. 2875 MAPLE VISTA LN,LAWRENCEVILLE,GA 30044-6710,USA	01	11
03454845	ZHU HUAIYU /MR. 34267 RED CEDAR LANE,UNION CITY,CA 94587,USA	01	88

GRAND TOTALS NUMBER OF HOLDINGS :	464 (0.12 %)	ORDINARY SHARES OF 2.5P	01	166652	(0.01 %)
GRAND TOTALS NUMBER OF ACCOUNTS :	464 (0.09 %)				

3504 - HOLDING / ACCOUNT PERCENTAGES REFLECT THE REGISTER POSTION AS AT 06 NOV 2002

ISSUED CAPITAL AS AT 31 OCT 2002 ORDINARY SHARES OF 2.5P 01 1348613156

CLIENT CODE : 2485 THUS GROUP PLC
JOB NUMBER : 89888
JOB RELEASE ID : J_ELLIOT

THE FOLLOWING WARNINGS WERE GENERATED DURING THE ABOVE RUN:

THUS GROUP PLC

List of Holders

AS AT 31 OCT 2002

SELECTION CRITERIA

SECURITY CODE(S)
BALANCE RANGE FROM 1 TO 99999999999
GEOGRAPHIC CODE(S)

SECURITY SELECTION

01 ORDINARY SHARES OF 2.5P EACH

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02321360	ABRAMO FRANCES /MS. 345 SOUTH END AVENUE,APPARTMENT 6G,NEW YORK,NY 10280,USA	01	88
00959050	AGER DORIS MARGARET /MRS. 680 SOUTH MICHAEL WAY,CAMANO ISLAND,WA 98292,USA	01	803
04668344	AMENDOLARA DIANA GWENDOLYN /MRS. 185 PROSPECT AVENUE,APARTMENT 10H,HACKENSACK,NEW JERSEY 07601-2226, U S A	01	52
03308977	AMMAR SUZIE SOHEIR /MISS. 72 LEDAR HTS ROAD,STAMFORD,CT 06905,USA	01	3
02245831	ANAMAN EKOW AIDOO /MR. 628 GAZELLE DRIVE,KISSIMMEE,FL34759,USA	01	97
00131673	ANBAR SARAWAN /MRS. 107 CLARIS COURT,CHAPEL HILL,NORTH CAROLINA 27514,USA	01	1500
04700732	ANDREWS ROGER DEREK /MR. 11335 STROUP ROAD,ROSWELL,GEORGIA,30075,USA, AA1 1FF	01	768
03483946	ANDRIANOPOULOS ALEX /MR. 400 E CALIFORNIA BLVD,APARTMENT 23,PASADENA CA 91106,USA	01	96
02325039	ANGEL JULIE ROSALIND /MISS. 107 W COMO AVENUE,COLUMBUS,OH 43202,USA	01	88
03380897	ANNABATHULA JAGAN MOAHN /DR. PO BOX 395,HAROLD,KY 41635,USA	01	96
03562203	ARCH CEFYN /MR. 12403 KINGS LAKE DRIVE,RESTON,VA 20191,USA	01	109
04884803	ASTL GISELA /MS. 5750 PARKVIEW LAKE DRIVE,ORLANDO,FLORIDA 32821,USA	01	2616

04898379	AUSTIN PHILIP /MR. 1917 SULLY COURT,WINCHESTER,VIRGINA 22601,USA	01	4
03697706	AXLER MARK /MR. 77 OAKWOOD DRIVE,LONGMEADOW,MASSACHUSETTS 01106,U S A	01	151
04777426	AYERS HELEN MARIE /MS. 201 E 9TH STREET,APT D1 ROOSEVELT APTS,ABERDEEN,WA 98520-2534,USA	01	22
03048749	BAILEY CAROLINE JILL /MRS. 1 ROCKHILL DRIVE,HAMPTON,NJ 08827-2563,USA	01	88
03048733	BAILEY ROBERT MALCOLM /MR. 1 ROCKHILL DRIVE,HAMPTON,NJ 08827-2563,USA	01	88
04281929	BALLANTYNE ALISON ELIZABETH 40 COOPER ROAD,MANSFIELD,MASSACHUSSETS,MA02048 USA	01	175
05041122	BARAZANJI KAMAL AL- /MR. 107 CLARIS COURT,CHAPEL HILL,NORTH CAROLINA 27514,USA	01	700

…T NO	HOLDER NAME/S/ AND ADDRESS	SEC CO…	
…4974	BARBER PETER /MR. 619 CAROLINA BEACH AVENUE NORTH,CAROLINA BEACH,NC 28428,USA	01	88
…44953	BARBER PETER /MR. NB A/C 619 CAROLINA BEACH AVE NORTH,CAROLINA BEACH,NC28428,USA	01	88
…472266A	BARNES LUCY /MRS. HILL HOUSE,BOX 1456,LOOKOUT HILL,WEST TISBURY MA 02575,USA	01	303
03422658	BARRETT MARY MARTHA /MISS. 8 OAKLEY COURT,CHERRY HILL,NJ 08003,USA	01	96
02517841	BATTERSBY GRAHAM CHARLES /DR. 2460 SOUTH SEVENTH STREET,ANN ARBOR,MI 48103,U S A	01	105
02637167	BEAGLEY JAMES /MR.,DECD EXOR/S/ MR.ALAN JAMES BEAGLEY 99 CAMPBELL AVENUE,WILLISTON PARK,NEW YORK,UNITED STATES OF AMERICA	01	241
04778201	BEERS RAY /MR. BOX 3008,SO PADRE ISLAND,TX 78597-3008,USA	01	172
02363865	BELL NICHOLAS CHARLES /DR. 6 RIDGEMONT COURT,DEARBORN,MICHIGAN 48124,USA	01	88
03263241	BHOT ABAN /MRS. 7891 CAMDEN CIRCLE,LA PALMA,CA 90623,USA	01	97
03263176	BHOT ABAN /MRS. DB A/C 7891 CAMDEN CIRCLE,LA PALMA,CA 90623,USA	01	97
03263160	BHOT MANECK /MR. 7891 CAMDEN CIRCLE,LA PALMA,CA 90623,USA	01	97
	…RIDA 33431 USA	01	104

04776930	BISCEGLIE LOUIS DI 1445 ELM STREET,PEEKSKILL,NY 10566-4801,USA	01	247
04980630	BLACK ROBERT KEDDIE /DR. 10319 OLYMPIA DRIVE,HOUSTON,TX 77042,UNITED STATES OF AMERICA	01	1106
0236385A	BLACKMORE CAROLYN MARY /MS. 6 RIDGEMONT COURT,DEARBORN,MICHIGAN 48124,USA	01	88
04960000	BLYTHE SUSAN NICOLA /MS. P O BOX 3605,CHICO 95927,CALIFORNIA,U S A	01	74
01828517	BOWEN SANDRA MELANI SILVA /MRS. 1056 GRASS VALLEY ROAD,CHULA VISTA,CA 91913,USA	01	88
01869870	BRERETON MARK CHARLES /MR. 37 DOVER DR,ROME,GA 30161,USA	01	97
0448767A	BRIDLE ELLEN SANDRA /MRS. 18 ADAMS AVENUE APT 1,WATERTOWN MA,02472-1391,USA	01	404

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04905517	BROOMHEAD SUZANNE ELIZABETH /MRS. 11700 GLENN ABBEY WAY,CHARLOTTE,NORTH CAROLINA 28277,U S A	01	36
0503784A	BROWN LINK /MR. BROWN CRISTINE /MRS. 380 CIMARRON TRAIL,AFTON,USA	01	10852
05038280	BROWN LINK /MR.,JNR BROWN CHRISTINE /MRS. 380 CIMARRON TRAIL,AFTON,TN 37616,U S A	01	128
03662320	BROWN PAUL SCOTT /MR. C/O PACIFICORP,825 NE MULTNOMAH,SUITE 1600 PORTLAND,OREGON 97232,USA	01	902
0174650A	BROWN SANDRA /MRS. 3221 BRENNAN DRIVE,RALEIGH,NORTH CAROLINA 27613,USA	01	88
02077348	BULLARD STEPHEN /MR. 1152 VERDON DRIVE,DUNWOODY,ATLANTA,GEORGIA 30338,USA	01	123
00794310	BUNCH ANTHONY STEWART /PRIVATE. 12912 TARA LANE,ANCHORAGE,AK 99516,UNITED STATES OF AMERICA	01	518
04850203	BURDEN ALEXANDER /MR. 5747 VICTORIA COURT,LAKE OSWEGO,OREGON OR 97035,U S A	01	2817
04505545	BURDEN ALEXANDER B /MR. 5747 VICTORIA COURT,LAKE USWEGO,OREGON 97035,USA	01	891
03662749	BURDEN ALEXANDER BUCHAN /MR. 5747 VICTORIA COURT,LAKE USWEGO,OREGON 97035,USA	01	2313
04494258	BURDEN LESLEY /MISS. 5747 VICTORIA COURT,LAKE OSWEGO,OREGON 97035,USA	01	1493
[illegible]	BURDEN LESLEY /MRS.	01	1177

03693092	BURDEN LESLEY CAROLINE /MRS. 5747 VICTORIA COURT,LAKE OSWEGO,OREGON 97035,USA		01	407
00652616	BURGESS KATHY SUE /MS. 4535 E 104TH AVENUE,ANCHORAGE,ALASKA 99507,USA		01	364
00982896	BUTLER ZOE FRANCES 181 ADA AVENUE NO 37,MOUNTAIN VIEW,CALIFORNIA 94043,USA		01	401
01679235	CAMPBELL ROBIN ANDREW DAVID /MR. 2404 STAPLES AVENUE,KEY WEST,FLORIDA 33040,USA		01	105
01679240	CAMPBELL SUZANNE POIRIER /MRS. 2404 STAPLES AVENUE,KEY WEST,FLORIDA,33040 U S A		01	96
02540383	CARVALHO LESLIE /MR. 1183 AVENIDA AZUL,SAN MARCOS,CA 92069,USA		01	97
02410912	CASBURN GEORGINA MARY /MS. 8301 PENOBSCOT ROAD,RICHMOND,VA,23227,USA		01	105

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
03546608	CHANDRA NEERAJ /MR. 5 PERKINS LANE,ACTON MASS,MA 01720,USA	01	109
03546613	CHANDRA NEERAJ /MR. AC A/C 5 PERKINS LANE,ACTON MASS,MA 01720,USA	01	178
00961969	CHARLES ROBIN CLARK /MR. 16218 77TH AVENUE NE,ARLINGTON,WA 98223-6215,USA	01	535
0477827A	CHERN CYNTHIA ANN /MS. 5301TONYAWATHA TRAIL,MONONA,WI 53716-2920,USA	01	969
03590722	CHONG SIOK KIM /MRS. 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123
03590717	CHONG SOON SEAN /MR. 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123
02013167	CHONG SOON SEAN /MR. YCC A/C 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123
02013172	CHONG SOON SEAN /MR. YKC A/C 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123
01190439	CHRISTIE ADA EMILY AGNES /MRS. 500 S CHAFFEE ROAD NO61,JACKSONVILLE,FL 32221,USA	01	265
00090967	CLARKE DAVID THOMAS /MR. 30 RAMAPO DRIVE,BASKING RIDGE,NJ 07920,USA	01	500
0081978A	COBB DAVID /MR. 22811 EAGLE WATCH COURT,KATY,TEXAS 77450-8678,USA	01	219
0131326A	COCHRANE CHRISTOPHER D A /MR. 385 WESTERN DRIVE,POINT RICHMOND,CA 94801 3754,USA	01	401

04777199	CODONI ROSEMARY /MS. 4876 FAIRWAY DRIVE,ROHNERT PARK,CA 94928-1307,USA	01	2
04554011	COLLIER JEAN BARBARA /MRS. 8655 WEST DAVIS STREET,DES PLAINES,ILLINOIS 60016,USA	01	240
04777141	COMBS DUDLEY /MR. 1625 ALBANY AVENUE,LOUISVILLE,KY 40216-2613,USA	01	28
04778076	CORKERY GEORGE /MS. 3017 CASCADIA AVENUE S,SEATTLE,WA 98144-6213,USA	01	2489
04777533	CORYDON & OHLRICH INC BOX 1208,COMFORT,TX 78013-1208,USA	01	270
04776489	COTE ARTHUR /MR. 4 WHITNEY CIR,AUBURN,MA 01501-2818,USA	01	280
04777350	CRASE BEVERLY JEAN /MS. 4470 IVORY WAY NE,SALEM,OR 97305-2147,USA	01	47
03561658	CRIBB CAROL /MRS. 908 TOWER DRIVE,EDGEWATER,NEW JERSEY,07020,USA	01	105

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
03506832	CUSHMAN KAY /MRS. 299 SHASTA DRIVE NO 65,VACAVILLE,CA 95687,USA	01	8
0136816A	DALDRY DOROTHY FLORA /MRS. 14930 BRAMBLEWOOD,HOUSTON,TX 77079,USA	01	96
04206685	DENNISON JUSTIN EASTAWAY /MR. 1563 DORCEY LANE,SAN JOSE,CALIFORNIA,CA 95120-5726,USA	01	56
04728918	DENSHAM SARAH JANE /MISS. 5915 PISTOIA WAY,SAN JOSE,CALIFORNIA 95138,USA	01	97
02572727	DEOL INDRANEE M /MRS. 5020 TIDEWATER WAY,ALPHARETTA,GA 30005,USA	01	96
02572732	DEOL RAJPAL SINGH /MR. 5020 TIDEWATER WAY,ALPHARETTA,GA 30005,USA	01	88
04778097	DETTMAN CAROLINE /MS. 808 CLARK STREET,ALGOA,WI 54201-1533,USA	01	724
04778494	DICKSON ARLENE /MS. 9524 LILLA LN,PALO CEDRO,CA 96073,USA	01	997
04778008	DIMMITT MARY /MS. 1816 G ETH,FREMONT,NE 68025-3628,USA	01	123
04654889	DODSON KAYE ROSAMUND /MRS. 2102 SHEFFIELD DRIVE,NACOGDOCHES,TEXAS 75961,USA	01	505
02179899	DUCKWORTH PETER THOMAS HENRY /MAJOR. 1702 SINGING PALM DRIVE,APOPKA,FLORIDA 32712,USA	01	216
02149547	DUFFY KEITH PHILIP /MR. 1400 SOUTH JOYCE STREET,APARTMENT C413,ARLINGTON VA 22202,USA	01	88

0492716A	EATON JOHN RICHARD /MR. 619 MIDDLE AVENUE,MENLO PARK,CA 94025,USA	01	104
04981672	EDELSTEIN FIONA MACDONALD /MRS. 16 OAK TREE LANE,SCHENECTADY,NY 12309,USA	01	294
04208118	EDGAR SYLVIA JANET /MS. 520 BRICKELL KEY DRIVE,APT A19-19,MIAMI,FLORIDA 33131,USA	01	56
00553959	EDWARDS JOHN /MR. 106 MEADOWBROOK COURT,NICEVILLE,FLORIDA 32578,USA	01	119
03706928	EDWARDS JOHN /MR. BVOUCHER A/C 106 MEADOWBROOK COURT,NICEVILLE,FLORIDA 32578,USA	01	119
04777387	ELLIOT DONNETTA NEWELL /MS. 2100 FAUN GLEN,SAN ANTONIO,TX 78232-4904,USA	01	193
01298203	ELLIOTT CATHERINE CELIA MARY /MRS. 3 WAKEMOR ACRES,WESTPORT,CT 06880,USA	01	324
00944660	ELLIOTT GARFIELD EDWARD /MR. 12 WAKEMAN PLACE,WESTPORT,CONNECTICUT 06880,USA	01	130

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
0229411A	ELLIS MATTHEW JAMES CLIFFORD /DR. 3724 BENTLEY DRIVE,DURHAM,NC 27707,USA	01	96
04617277	ELLIS OWEN ANTHONY /MR. 130-37,225 STREET,LAURELTON QUEENS,NEW YORK USA	01	97
02538661	ELSE RACHEL HELEN /MRS. 126 GREEN GABLE CIRCLE,THE WOODLANDS,TEXAS,TX 77382,USA	01	96
02538656	ELSE ROBERT ALAN /MR. 126 GREEN GABLE CIRCLE,THE WOODLANDS,TEXAS,TX 77382,USA	01	96
03817205	EMERSON PAMELA JOAN /MRS. 3555 E THIMBLE PEAK PLACE,TUCSON,ARIZONA 85718,USA	01	855
04568018	EVANS ELIZABETH ANNE /MRS. 919 RUTH STREET,PITTSBURGH,PA 15243,USA	01	27
02813218	EVERED JACLINE RAE /MRS. 28446 SHRIKE DRIVE,LAGUNA NIGUEL,CA 92677,USA	01	97
02813223	EVERED JOHN DAVID /MR. 28446 SHRIKE DRIVE,LAGUNA NIGUEL,CA 92677,USA	01	97
00795389	FALLEN WILLIAM JOSEPH /MR. 11 FARMINGDALE LANE,NEWARK,DELAWARE 19711,USA	01	130
02261732	FAN QIMIAO /MR. 10100 CRESTYBERRY PLACE,BETHESDA,MARYLAND,MD 20817,USA	01	540
01689788	FEDER EDWARD /MR. 133-05 NEWPORT AVENUE,BELLE HARBOR,NY 11694,USA	01	96
04813174	FERNANDEZ CAROLE /MRS. APARTMENT 204,35 VINE STREET,WINCHESTER,BOSTON MA 01890,U S A	01	27

02078434	FITCH	AGNES WELLS KENNEDY /MRS. 11615 CHERRY KNOLL,HOUSTON,TEXAS 77077,U S A	01	88
0207844A	FITCH	ROBERT CAMPBELL /MR. 11615 CHERRY KNOLL,HOUSTON,TEXAX 77077,U S A	01	88
02282236	FLANNERY	INGRID LOUISE /MRS. 8 FROST LANE,NEW PROVIDENCE,NEW JERSEY 07974,U S A	01	96
03656870	FLANNERY	SIMON WILLIAM PHILIP /MR. 8 FROST LANE,NEW PROVIDENCE,NEW JERSEY 07974,U S A	01	96
00656953	FORBES	AUDREY MARY /MRS. 10001 CORMORANT COVE,AUSTIN,TX 78730,USA	01	649
00656969	FORBES	STUART LINDSAY /MR. 10001 CORMORANT COVE,AUSTIN,TX 78730,USA	01	441
02843891	FORSTER	BARBARA /MRS. 19814 GRAYSTONE ROAD,WHITE HALL,MARYLAND 21161,USA	01	231
04122968	FORSTER	MICHAEL KENNETH /DR. 19814 GRAYSTONE ROAD,WHITE HALL,MARYLAND 21161,USA	01	133

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
0201105A	FOSKER SYLVIA MARIAN /MRS. 11814 CEDAR PASS DRIVE,HOUSTON,TEXAS,77077,U S A	01	394
02640560	FOULSTON MATTHEW JOHN /MR. 4811 MALIBU DRIVE,BLOOMFIELD,MICHIGAN 48302,U S A	01	96
04802677	FRAME AUDREY /MRS. 144 WALNUT LANE,IRMO,COLUMBIA,SOUTH CAROLINA SC 29212,USA	01	524
02641910	GALLOW AMANDA ENID /MRS. 5015 PASADENA WAY,BROOMFIELD,CO 80020,USA	01	123
04737671	GALLOWAY BRIAN /MR. 4682 WINTHROP COURT,LAKE OSWEGO,OREGON,97035,USA	01	702
03100071	GAMBLE MICHAEL HENRY /DR. APARTMENT 1027,3777 PEACHTREE PLACE,3777 PEACHTREE ROAD, ATLANTA GEORGIA 30319 USA	01	97
04745061	GANGESHAN PRABAKARAN /MR. 3008 WHITE OAK COURT,LAGRANGE,GEORGIA 30240,USA	01	56
04211757	GARVEY PATRICIA ANNE /MRS. 4567 SOUTH 87TH DRIVE,GULFSTREAM POLO CLUB,WEST LAKE WORTH, FLORIDA 33467,USA	01	5
03359051	GETTS DAVID HARRY /MR. 8008 N INVERGORDON ROAD,PARADISE VALLEY,AZ 85253,USA	01	96
03359067	GETTS SARAH JANE /MRS. 8008 N INVERGORDON ROAD,PARADISE VALLEY,AZ 85253,USA	01	96
04634609	GILLETT JOSEPH ANTHONY ALBERT /MR. 7705 EAST DOUBLETREE RANCH ROAD,NO 7,SCOTTSDALE,ARIZONA USA	01	1611
01080854	GLOVER SHEENA KATHLEEN /MRS	01	401

03366599	GOEL JASLEEN /DR. 8243 FARWICK COURT,CINCINATTI,OHIO 45249,USA	01	109
03366601	GOEL SHARAD /DR. 8243 FARWICK COURT,CINCINNATI,OHIO 45249,USA	01	88
02503615	GOGIA RAJENDRA SINGH /MR. 2510 QUEENS WAY,NORTHBROOK,IL-60062,USA	01	96
02503620	GOGIA SUDESH /MRS. 2510 QUEENS WAY,NORTHBROOK,IL 60062,USA	01	96
04777055	GOLDSTEIN CONNIE /MS. 6 BERKELY PL,LAWRENCE,NY 11559-2504,USA	01	662
0237253A	GOSNELL CHRISTOPHER JAMES /MR. 101 ELLIOT LANE,GOLDEN,CO 80403,USA	01	468
01368052	GOULD PATRICIA KAY /MRS. 12914 43RD AVE CT NW,GIG HARBOUR,WA 98332,USA	01	140

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
00648860	GREET DAVID NORMAN /MR. 4535 E 104TH AVENUE,ANCHORAGE,ALASKA 99516,USA	01	588
04614734	GREGORSON ALEXANDER GRAHAM /MR. GREGORSON MARILYN TULLY /MRS. 18054 SOMERSET KNOLLS,HOUSTON,TEXAS 77094-1428,USA	01	233
04777371	GRIBAUSKAS VIOLA /MS. 1079 E BEECH CIRCLE,COTTONWOOD,AZ 86326-4229,USA	01	1224
01893344	GRUNDY GEORGE /MR. 13609 QUERY MILL ROAD,NORTH POTOMAC,MD 20878,UNITED STATES OF AMERICA	01	249
00976262	GULGULE UDAY C/O MRS VANITA NAYAK,15 BERRYL COURT,SEWELL,NJ 08080,USA	01	56
04778013	GURNEE MARION HAMILTON /MS. RT 3 BUCKWHEAT BRIDGE ROAD 37,GERMANTOWN,NY 12526-5502,USA	01	997
04679400	HABELOW SUSAN CHRISTINE /MS. 1 ECHO LANE,WOODSIDE,CALIFORNIA 94062-4801,U S A	01	51
00676794	HAIDER AGA ZIA /DR. 7807 BENT TREE DRIVE,AMARILLO TX 79121,USA	01	1300
00035433	HALE ALLISON /M/S. 916 HERMOSA WAY,MENLO PARK,CA 94025,USA	01	1612
04524318	HAND JANET KATHERINE /MRS. CHATFIELD,PO BOX 37 WAINSCOTT,LONG ISLAND NEW YORK 11975,USA	01	27
04776468	HANGARTNER LEONARD /MR. 1601 AVE O,SCOTTSBLUFF,NE 69361-2253,USA	01	1451
05032212	HANNAY DAVID ROBERT /MR. 7 BEECHTREE LANE PRINCETON NEW JERSEY 08540 U S A	01	321

02150457	HARRIS REBECCA /MS. 2743 WILDWOOD COURT,WINSTON,SALEM,N C 27103,USA	01	267
04819694	HARRISON KEITH /MR. 911 CAMILE LANE,ALOMO,CALIFORNIA,94507,U S A	01	43
04777554	HARTEN RHONDA /MS. 108 BON AIRE CIRCLE W,SUFFERN,NY 10901-7000,USA	01	580
02590740	HARTMAN ANN M /MRS. 5722 WOODLAND CREEK,KINGWOOD,TEXAS 77345,USA	01	96
04778081	HARTMAN DON LEE /MR. 150 MAGGIE BLUFF,LOOKOUT MOUNTAIN,GA 30750-4168,USA	01	1245
00959876	HARVEY ALISON /MRS. 1180 HAZEL AVENUE,CAMPBELL,CA 95008,USA	01	56
04476234	HAYLES ALISON JANE /MISS. 1430 BRIGHTON LANE,LAKE VILLA,60046,ILLINOIS,USA	01	260

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04297784	HENDERSON RONA MARY CATHERINE /MISS. 810 PATTEE DRIVE,WAUPUN,WISCONSIN 53963-1760,USA	01	293
05027885	HENDERSON WILLIAM SCOUGAL /MR. 8621 FOREST GLEN DRIVE,IRVING,TEXAS 75063,U S A	01	407
03464384	HERBST BELLA BRUCHA /MRS.,DECD EXOR/S/ MR SHLOMO BENZION HERBST MR ISRAEL LEIB HERBST 510 AVENUE M,BROOKLYN,NEW YORK 11230,USA	01	319
03464379	HERBST IZIEL /MR.,DECD EXOR/S/ MR SHOLMO BENZION HERBST MR ISRAEL LEIB HERBST 510 AVENUE M,BROOKLYN,NEW YORK 11230,USA	01	319
04517288	HERBST IZIEL /MR.,DECD SYS A/C EXOR/S/ MR SHLOMO BENZION HERBST MR ISRAEL LEIB HERBST 510 AVENUE M,BROOKLYN,NEW YORK 11230,USA	01	181
04686480	HERRMANN SUZETTE /MS. 302 PHILADELPHIA AVENUE,TAKOMA PARK MD,20912,USA	01	96
0452393A	HEWITT DAVID MICHAEL /MR. 615 GASLITE LANE,KIRKWOOD,ST LOUIS,MO 63122,USA	01	6823
04275423	HIBBERT MARCEL /MR. 1592 COVINGTON AVENUE,WESTLAKE WILLAGE,CALIFORNIA 91361,USA	01	96
0427774A	HILL JACQUELINE /MRS. 7 WOODHAVEN CRESCENT,MERRYMACK,NH 03054,USA	01	47
04581068	HOLLIS MICHAEL G 5359 PIONEER FORK ROAD,SALT LAKE CITY,UTAH 84108,USA	01	199
01302339	HONIGMANN PETER JOHN /MR	01	324

03443645	HOUGH JILL /MS. 320 SPALDING DRIVE NE,ATLANTA,GEORGIA 30328,U S A	01	109
04126100	HOUGHTON LORRAINE ANN /MRS. 2086 MORENCY DRIVE,RICHLAND,WASHINGTON,99352-9514,USA	01	302
0477791A	HOWICK MARVIN /MR. 20502 MARINE DR F1,STANWOOD,WA 98292-7834,USA	01	565
04776972	HOYMAN ELLA MAE /MS. R D 1 BOX 301,ACME,PA 15610-9730,USA	01	73
04777473	HUBER JANET /MS. 810 WALNUT STREET,CHEROKEE,IA 51012-1568,USA	01	1013
04960792	HUDSON VERONICA /MRS. 17 WHITENACK ROAD,FAR HILLS,NEW JERSEY,07931,U S A	01	145
04653787	HULL RICHARD /MR. 1522 MAINSAIL DRIVE,APT 8,NAPLES,FL 34114,U S A	01	63

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04712287	HUNT CHRISTOPHER /MR. HUNT LYNN /MS. 1606 DEEP POINT ROAD,WOOLFORD,MD 21677,UNITED STATES OF AMERICA	01	248
03443650	HUNTLEY MICHAEL C /MR. 320 SPALDING DRIVE,ATLANTA,GA 30328,USA	01	88
01308885	HUTCHEON GRAEME A /MR. 46 TYLER DRIVE,ESSEX JUNCTION,VERMONT,05452,USA	01	589
04839655	HUTCHEON RENEE MARY /MRS. 19 ACADIA DRIVE,ROCKLAND,MAINE 04841,USA	01	195
01764416	HUTT LESLEY MARGARET /MRS. C/O MR HUTT,BAE SYSTEMS,RO DEFENSE 25 CENTER STREET, SUITE 107 STAFFORD,VIRGINIA 22554 USA	01	384
04809698	HUTTON PAUL /MR. 6535 NORTH SHORE WAY,NEWMARKET,MARYLAND,2177,USA, AA1 1FF	01	96
0479521A	IVASKA RAYMOND IVASKA DALIA 137 BIRCH LANE,BOX 466,NORTH FALMOUTH,MA 02556 0466,USA	01	1245
02120092	JENNINGS CHEOK-YEE /MRS. 4601 NORTH PARK AVENUE,APARTMENT 207,CHEVY CHASE MD 20815,USA	01	88
02120105	JENNINGS CHRISTOPHER JOHN /MR. 4601 NORTH PARK AVENUE,APARTMENT 207,CHEVY CHASE,MD 20815 USA	01	88
02533494	JIA XIAOGUANG /DR. 966 CAPE ANITA PLACE,SAN JOSE,CA95133,USA	01	96
01357406	JOHNSON FRANCIS /DR. 18 CORAWAY ROAD,SETAUKET,NEW YORK 11733,USA	01	660

900 4TH AVENUE NORTH,SAUK RAPIDS,MINNESOTA 56379,USA

03328112	JOHNSON LINDA MARY /MRS. 5559 THOMPSONVILLE HIGHWAY,THOMPSONVILLE,MICHIGAN 49683,U S A	01	109
0429204A	JONES BETTY YVONNE /MRS. 1300 SOUTHEDGE DRIVE,LITTLE ROCK,ARKANSAS 72227-5631,USA	01	109
01235461	JONES PAULINE /MRS. 3404 MANSFIELD ROAD,FALLS CHURCH,VA 22041,USA	01	233
02772692	JONES REYNOLD UTHER /MR. 5204 PADUA WAY,LAS VEGAS,NEVADA,89107 USA	01	88
01235477	JONES ROBERT JOHN /MR. 3404 MANSFIELD ROAD,FALLS CHURCH,VA 22041,USA	01	233
04778162	JORDAN ADDIE 291 RICHLAND AVENUE,SAN FRANCISCO,CA 94110-5841,USA	01	210
04776452	JOSEPH DAVID /MR. 331 HOWARD SREET,PETALUMA,CA 94952-2720,USA	01	337

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
03529545	JOY MICHAEL ALAN /MR. 1537 CENTER STREET,BETHLEHEM,PA 18018,USA	01	128
05033539	KASUGA KARIN RUTH /MRS. 6 PLOVER COURT,ALAMEDA,CA 94501,U S A	01	108
02343593	KELLY PATRICIA /MISS. 722 27TH AVENUE,SAN FRANCISCO,CA 94121,USA	01	96
03759232	KELLY SHEELAGH BUTLER /MRS. 8 WINTERBERRY WAY,BEDFORD,MA 01730,USA	01	57
04737355	KERR IAIN MERRICK /MR. 26 MONTICELLO DRIVE,LAKE OSWEGO,OREGON OR 97035,U S A	01	1025
04747576	KERR LORRAINE /MRS. 26 MONTICELLO DRIVE,LAKE OSWEGO,OREGON 97035,USA	01	445
03483345	KHAMISANI VALLY MOHAMMED /MR. ROOM 427,INTERNATIONAL HOUSE,1414 EAST 59TH STREET, CHICAGO ILLINOIS 60637,USA	01	259
01457748	KHORI FAREED AL /DR. 2711 CRANSTON ROAD APT B,PHILADELPHIA,PA 19131,USA	01	109
02330265	KIAH SCHELLEY PATRICK /MS. SHUTTLEWORTH ANDY /MR. 6643 EMMET TERRACE,LOS ANGELES,CA 90068,USA	01	96
04776925	KRIZAK CAROLYN RUTH /MS. 722 MESSIAH VILLAGE,P O BOX 2015,MECHANICSBURG,PA 17055-2015,USA	01	2491
03705481	KUMAR SARVADAMAN JEET /DR. KANWAR BALJEET /DR. 1016 PARK AVENUE,OCONTO,WI 54153,USA	01	535

	22811,EAGLE WATCH COURT,KATY,TEXAS 77450,USA			
03387019	LAGAN HUGH FRANCIS /MR. 1030 MALLETWOOD DRIVE,BRANDON,FLORIDA 33510-2572,U S A	01	88
04320013	LAMBETH DARRYL GAYLE /MR. 15107 HEATHRIDGE DRIVE,TAMPA,FLORIDA 33625,USA	01	1555
01970722	LAMBETH SHEILA ELISABETH /MRS. 15107 HEATHRIDGE DRIVE,TAMPA,FLORIDA 33625,USA	01	109
02183827	LATHAM FRED /MR. 210 DEL MESA CARMEL,CARMEL,CALIFORNIA 93923,USA	01	97
0215628A	LAVASANI ANGELA /MRS. 3828 NW HILTON HEAD TERR,PORTLAND,OR 97229,U S A	01	97
02512959	LAWRENCE ARTHUR LESLIE JAMES /MR. 861 N BLUE BEECH LANE,CRAWFORDSVILLE,IN 47933,USA	01	1107
03974668	LAWSON PETER /MR. 5292 HOWELL STREET,ARVADA,COLORADO,80003,USA	01	56

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04451273	LAY JENNIFER VIVIAN /MRS. 43 HARBOR DRIVE,APT 410,STAMFORD,CT 06902-7470,USA	01	75
04623767	LEITCH CRAWFORD /MR. 1222 LELAND WAY B,BURBANK,CA 91504,USA	01	119
03520728	LEVER BRIAN KEITH /MR. AKL A/C 5801 BRIGHTON BOULEVARD,COMMERCE CITY,COLORADO 80022,USA	01	97
03520749	LEVER BRIAN KEITH /MR. CJL A/C 5801 BRIGHTON BOULEVARD,COMMERCE CITY,COLORADO 80022,USA	01	97
03520733	LEVER BRIAN KEITH /MR. LJL A/C 5801 BRIGHTON BOULEVARD,COMMERCE CITY,COLORADO 80022,USA	01	97
02865643	LEVER HELEN /MRS. 5801 BRIGHTON BOULEVARD,COMMERCE CITY,COLORADO 80022,USA	01	97
02310027	LIN HAN-MEI /MRS. 143 EAST MIRROR RIDGE CIRCLE,HAZELCREST,THE WOODLANDS,TEXAS 77382,USA	01	97
02253890	LINNELL SUSAN REBECCA /MS. 53 VAN PATTEN PKWY,BURLINGTON,VT 05401,USA	01	128
05040582	LISTER ELAINE /MISS. 205 VIA SAN ANDREAS,SAN CLEMENTE,CA 92672,USA	01	175
02354751	LOBO EHRLICH DA VICTORIA /MR. 435 HIGH BROOK DRIVE,ATLANTA,GA 30342,USA	01	105
02354767	LOBO ELAINE DA VICTORIA /MRS. 435 HIGH BROOK DRIVE,ATLANTA,GA 30342,USA	01	105
01398422	LOGAN JOSEPH /MR. LOGAN MARY /MRS. 1303 SE 40TH STREET,CAPE CORAL,FLORIDA 33904,USA	01	96

0482596A	LONDAGIN DAVID /MR. C/O ASSOCIATED BOX COMPANY,PO BOX 10370,GLENDALE,CA 91209-3370,U S A	01	5
01290099	LOW MICHAEL RICHARD TIGHE /MR. 4 CARREN CIRCLE,HUNTINGTON,NY 11743,USA	01	293
04777507	LYNCH ROSALINE /MS. 2321 RIVERMONT DRIVE,KINGSPORT,TN 37660-2314,USA	01	123
04777549	LYNCH ROSALINE /MS. 2321 RIVERMONT ROAD,KINGSPORT,TN 37660-2314,USA	01	522
04748270	MACDONALD DONALD GRANT /MR. 3523 EAST PINE BROOK WAY,HOUSTON,TEXAS 77059,USA	01	173
04844361	MACKAY MARGARET MARY /MRS. 124 UTICA ROAD,CLINTON,NEW YORK STATE,13323,USA	01	265
03759253	MACLEOD DONALD IAIN ARCHIBALD /MR. 536 SOUTH RIOS AVENUE,SOLANA BEACH,CALIFORNIA 92075,USA	01	88

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
01369878	MACLEOD NORMAN /MR. MACLEOD ANNE KIRSTEN /MRS. 1211 BLADESDALE COURT,KATY,TEXAS 77494,USA	01	88
04930150	MACRITCHIE ANDREW /MR. 13017 SW KNAUS ROAD,LAKE OSWEGO,OREGON 97034,USA	01	2351
0147708A	MAHAKUL BUDHADEB /MR. 1509 CANYON RUN ROAD,NAPERVILLE,IL 60565,USA	01	4102
01477074	MAHAKUL KRISHNAKOLI /MRS. 1509 CANYON RUN ROAD,NAPERVILLE,IL 60565,USA	01	4253
03370451	MAHONEY DANIEL MARTIN /MR. 3620 PILGRIM LANE,ALTUSIM,OKLAHOMA 73521,USA	01	97
04920836	MALEY JANE /MRS. 1087 EAST JARVIS STREET,APARTMENT 102 SHOREWOOD,WISCONSIN 53211, UNITED STATES OF AMERICA	01	56
04226254	MALLIK MRIDULLA /DR. 12103 COUNTY LINE ROAD,CHESTERLAND,OHIO 44026,USA	01	412
02826298	MARCOM ALICE MARY /MRS. 2 DAY LILY PLACE,THE WOODLANDS TX 77381,USA	01	88
01297911	MARTIN COLIN RAYMOND /MR. P O BOX 39,IONIA,NEW YORK 14475-0039,U S A	01	239
04727385	MARWICK CHARLES ROBERT SCOTT /MR. 3219 VOLTA PLACE N W,WASHINGTON D C 20007,U S A	01	535
04777494	MASONE DANIEL MASONE LOIS 531-67TH STREET,HOLMES BEACH,FL 34217-1202,USA	01	181

	MATIAS MICHAEL /MR. MATIAS CHRISTINE /MISS. 164 SHARP STREET,NORTH DARTMOUTH,MASSACHUSETTS,02747,USA		
02992174	MATTHEWS ANTHONY MICHAEL /MR. 845 KINGS RIDGE ROAD,CARROLLTON,KENTUCKY,KY 41008,USA	01	105
0486708A	MATTHEWS ARTHUR EDWIN /MR. 11 GREEN TERRACE,MANHASSET,NY 11030,USA	01	105
0299218A	MATTHEWS MARGARET ELLEN /MRS. 845 KINGS RIDGE ROAD,CARROLLTON,KENTUCKY KY41008,USA	01	105
04777120	MCALPIN PATRICIA PEYTON /MS. 222 WILDROSE AVENUE,SAN ANTONIO,TX 78209-3815,USA	01	467
03368288	MCCOLGAN DORIS /MRS. 3251 SOUTHFIELD LN,SARASOTA FL 34239,USA	01	96
03027124	MCCUSKER ROSEMARY ANN /MS. PO BOX 946,FULSHEAR,TX 77441-0946,USA	01	105

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
03324470	MCKEOWN HAZEL DAWN /MRS. 2052 COUNTRY CLUB DRIVE,DAYTONA BEACH,FLORIDA 32124,USA	01	88
03324486	MCKEOWN LISA KATE /MISS. 2052 COUNTY CLUB DRIVE,DAYTONA BEACH,FLORIDA 32124,USA	01	88
03324491	MCKEOWN PAUL GERRARD /MR. 2052 COUNTY CLUB DRIVE,DAYTONA BEACH,FLORIDA 32124,USA	01	88
03728957	MCLINTIC ANNE MARGARET /MISS. SPAULDING MOUNTAIN FARM,37 HARTWELL ROAD,STRONG,ME 04983,USA	01	56
02217725	MCNAUGHT ALISON FRANCES /MISS. 1101 ECLIO ST,SANTA MONICA,CA90403,USA	01	123
04776405	MEYER ELEANOR 450 OLD SAN FRANCISCO ROAD F106,SUNNYVALE,CA 94086-6371,USA	01	247
03759768	MILES PATRICIA DOROTHY JOAN /MRS. 7411 TAWAS AVENUE,KALAMAZOO,MI 49009,USA	01	98
02703319	MILLER ALAN RAY /MR. 33 WALT WHITMAN BLVD,STAFFORD,VA 22554,USA	01	96
04777447	MILLER FRANCES /MS. 21126 COUNTY ROAD 18,ARLINGTON,NE 68002,USA	01	123
04566977	MILLER GEORGE ERNEST /DR. 12 PERKINS COURT,IRVINE,CALIFORNIA 92612,USA	01	186
0197919A	MITCHELL GRAHAM IRVING /MR. 564 COUNTY ROAD 614,ASBURY NJ 08802,USA	01	105
00843731	MITCHELL RICHARD /MR. C/O 697 BALMORAL ROAD,WINTER PARK,FLORIDA 32789,USA	01	242

0126373A	MITCHELL RICHARD /MR. 697 BALMORAL ROAD,WINTER PARK,FLORIDA,32789,USA	01	119
0129517A	MOFFAT SHIRLEY ANN /MISS. 13534 CLARETON LANE,CYPRESS,TEXAS 77429,USA	01	128
01255443	MOHAMMED TASNEEM /MRS. ANALOG DEVICES,21 OSBORN STREET,CMABRIDGE,MASSACHUSETTES, MA 02139 USA	01	233
00671687	MOHAMMED ZUALFQUAR /MR. ANALOG DEVICES,21 OSBORN STREET,CAMBRIDGE,MASSACHUSETTES MA 02139, U S A	01	233
03783231	MOORE RODNEY PETER /MR. 1070 NW 117TH AVENUE,CORAL SPRINGS,FLORIDA 33071,U S A	01	114
04787362	MORAN DAPHNE ELIZABETH /MRS. 164 THORNTON DRIVE,PALM BEACH GARDENS,FLORIDA 33418,U S A	01	1182
04666012	MORENO JOANNA LUCY /MRS. 11560 PENNEY ROAD,CONIFER,COLORADO 80433,USA	01	240

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
03738394	MORFIT GARRISON MASON /MR. 27/21 RITTONHOUSE STREET NW6,WASHINGTON DC 20015,U S A	01	84
02334427	MORGAN JAMES A /MR. 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,074500,U S A	01	4
02334432	MORGAN JAMES ALEXANDER /MR. JAM A/C 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,07450 U S A	01	4
02334448	MORGAN JAMES ALEXANDER /MR. SGM A/C 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,074500,U S A	01	4
02334411	MORGAN SUSANNAH M /MRS. 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,07450 U S A	01	4
04497681	MOULLIN VALANTINE /MRS. CORAL RIDGE TOWENS EAST,3300 NE 36TH STREET,APARTMENT 320, FORT LAUDERDALE FL33308,USA	01	174
04790557	MULLAN HUGH JOSEPH /MR. MULLAN CATHERINE /MRS. 13055 SOUTHWEST PRINCETON,LAKE OSWEGO,OREGON,97035,USA	01	690
04834135	MUNDY CHRISTOPHER J /MR. 14732 SE DUKE STREET,PORTLAND,OREGON OR 97236,U S A	01	3442
05012191	MURRAY DAVID IAN /MR. 1109 MARYLAND AVENUE NE,WASHINGTON DC,20002,USA	01	347
01306945	MURRAY JAMES /MR. 615 NOE STREET,APT 3,SAN FRANCISCO,CA 94114 USA	01	233
02767113	MURRAY KAY CHRISTINE /MRS. 17 CARTER DRIVE,CHELMSFORD,MA 01824,U S A	01	97
05012204	MURRAY RONALD FREDERICK /MR	01	348

00836526	NELSON ROBERT FRANK BRIAN /MR. 28 SANTA CRUZ,RANCHO SANTA MARGARITA,CALIFORNIA 92688,U S A	01	1180
01371017	NESS JAMES THOMAS KENNEDY /MR. 4519 BRANCHMEAD COURT,KATY,TEXAS 77450,USA	01	96
01710187	NEWBLE KIRSTEN DANIELLE /MRS. 1465 POTTER LANE,WAYNE,PA19087 1336,USA	01	105
0222779A	NEWMAN MARC /MR. 11 TIGERS COURT,MERCERVILLE,NJ 08619,USA	01	88
04778238	NIEMEYER MARION /MS. 403 DEBORAH LN,MOUNT PROSPECT,IL 60056-2821,USA	01	393
02289011	NORMAN JULIA LOW /MRS. PO BOX 1295,VINEYARD HAVEN,MA 02538,USA	01	88
02202073	NOWERA MOHAMED HESHAM /DR. 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011 1551,USA	01	92

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02202089	NOWERA MONA RIAD /MRS. 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011 1551,USA	01	92
02202094	NOWERA MONA RIAD /MRS. ON A/C 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011 1551,USA	01	92
03459576	NOWERA MONA RIAD /MRS. SMN A/C 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011 1551,USA	01	92
02370422	NUTTALL CHRISTOPHER LAIRD /MR. 1444 WALNUT STREET,APARTMENT G,BERKELEY,CA 94709,USA	01	105
0225258A	OCONNELL PETER FRANCIS /MR. 330 EAST 240TH STREET,BRONX,NEW YORK 10470,U S A	01	88
04520430	ODELL TREVOR ARTHUR /MR. 163 CRANBERRY DRIVE,HOPEWELL JUNCTION,NY 12533,USA	01	416
01415141	ODONNELL FAY /MISS. 910 WRIGHT AVENUE,MOUNTAIN VIEW,CALIFORNIA 94043,USA	01	96
00828663	ODONOGHUE JOSEPH /MR. 401 EAST 89TH STREET,APARTMENT 10J,NEW YORK,NY 10128, UNITED STATES OF AMERICA	01	589
03401945	OHARA MARIE THERESA /MS. 278 ASPETUCK RIDGE ROAD,NEW MILFORD,CT 06776,USA	01	109
0364736A	OHARE FRANCES /MR. 1207 SOUTH BUENA VISTA,HEMET,CALIFORNIA 92543,USA	01	109
04776410	OLDAKER STANLEY OLDAKER DORA 945 NEWPORT STREET,OCEANSIDE,CA 92057-4214,USA	01	677
04602427	O'ROURKE ANGELA	01	47

04776473	OVERBEY WILLIAM /MR. BOX 38,RUSTBURG,VA 24588-0038,USA	01	499
04777993	PALLA LOUISE /MS. BOX 194,PLEASANT HILL,TN 38578-0194,USA	01	222
03428352	PANCHAL J /MR. 3904 CREEK BANK DRIVE,EDMOND OK 73003,USA	01	3
03428347	PANCHAL T /MRS. 1201 NW,182ND ST,EDMOND,OKLAHOMA 73003,USA	01	3
04778259	PARR AUGUSTA /MS. 2510 NW 44TH STREET,OKLAHOMA CITY,OK 73112-8328,USA	01	926
03285824	PATEL HEMANT KUMAR /MR. 15734 SPRINGFIELD DRIVE,SUGARLAND,TEXAS TX77478,U S A	01	88
03287657	PATEL HEMANT KUMAR CP A/C 15734 SPRINGFIELD DRIVE,SUGARLAND,TEXAS TX77478,U S A	01	88

04474208	PERRY PHILIP /MR. CP A/C 4 QUAIL RUN,WARREN,NEW JERSEY 07059,UNITED STATES OF AMERICA	01	241
01378644	PESSETTO LEONARD SCOTT /MR. P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	96
0137865A	PESSETTO LEONARD SCOTT /MR. AP A/C P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	88
01378670	PESSETTO LEONARD SCOTT /MR. EP A/C P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	88
01378686	PESSETTO LEONARD SCOTT /MR. LP A/C P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	88
01378665	PESSETTO LEONARD SCOTT /MR. STP A/C P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	88
03788273	PESSETTO LESLIE /MRS. STP A/C P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	1115
01378639	PESSETTO LESLIE TAYLOR /MRS. P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	96

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02554170	PHAKEY NEELAM /MRS. 29 SPRING GARDEN DRIVE,MADISON,NEW JERSEY 07940,USA	01	195
00893519	PHILLIPS CHRISTOPHER JOHN /DR. 240 BOTANICAL CIRCLE,ANCHORAGE,ALASKA 99515,USA	01	265
00893524	PHILLIPS TAMERA RENE /MRS. 240 BOTANICAL CIRCLE,ANCHORAGE,ALASKA 99515,USA	01	265
02210001	PLOUGH CYNTHIA SUZANNE /MISS. 2324 OLYMPIC AVENUE,MENLO PARK,CALIFORNIA 94025,USA	01	88
0477704A	POLANCO ALICE /MS. 1555 PIIKEA STREET,HONOLULU,HI 96818-1842,USA	01	337
02594526	PORTLAND MARIETTA /MRS. 1372 DORNEY AVENUE,ALLENTOWN PA 19103,USA	01	88
02594568	PORTLAND THOMAS LAWRENCE /MR. 1372 DORNEY AVENUE,ALLENTOWN PA 19103,USA	01	88
02594547	PORTLAND THOMAS LAWRENCE /MR. DBP A/C 1372 DORNEY AVENUE,ALLENTOWN PA 18103,USA	01	88
02594552	PORTLAND THOMAS LAWRENCE /MR. NGP A/C 1372 DORNEY AVENUE,ALLENTOWN PA18103,USA	01	88
02594531	PORTLAND THOMAS LAWRENCE /MR. SEP A/C 1372 DORNEY AVENUE,ALLENTOWN PA 18103,USA	01	88
05033625	PRENTICE IAN FRANCIS /MR. 3423 CORNELL PLACE,CINCINNATI,OHIO,45220-1501,U S A	01	145
02349005	PREW PAUL GRAEME /MR. 2322 NORTH LAKEWOOD AVENUE,CHICAGO IL,60614,USA	01	215

02437280	PRICE ADRIAN DOMINIC /MR. 22053 WORCESTER DRIVE,NOVI,MI 48374,USA	01	109
04777891	QUAN SUE /MS. 317 HARBOUR LIGHT ROAD,ALAMEDA,CA 94501-5965,USA	01	1245
04777431	RAIDER MARY /MS. 3955 CUMMINS FERRY ROAD,VERSAILLES,KY 40383-9672,USA	01	82
0477633A	RASMUSSEN KENNETH RASMUSSEN MARCIA 1915 KNAPP STREET,OSHKOSH,WI 54902-6612,USA	01	1945
03422663	REARDON JOHN PATRICK O /MR. 8 OAKLEY COURT,CHERRY HILL,NJ 08003,USA	01	96
02116634	REDDY CHALLA VEMA /MR. HR A/C 12 HIGHLAND ROAD,DOVER-FOXCROFT,ME 04426,USA	01	96
0211664A	REDDY CHALLA VEMA /MR. NR A/C 12 HIGHLAND ROAD,DOVER-FOXCROFT,ME 04426,USA	01	96

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
01994811	REED GREGORY ALAN /MR. 7674 TRUMBLE ROAD,COLUMBUS,MI 48063,USA	01	97
0330692A	REID ERIC WILLIAM /MR. 1707 CAMINO DE VILLAS,BURBANK,CALIFORNIA,CA 91501 USA	01	601
0139130A	REID GEORGE RODNEY /MR. 704 HUBBARD DRIVE,LONGMONT,COLORADO 80501,USA	01	128
03340199	REZK HANY SADEK TADROUS /DR. 227 MOHAWK DRIVE,NEW CASTLE,PA 16105,USA	01	633
03340217	REZK HANY SADEK TADROUS /DR. MHSR A/C 227 MOHAWK DRIVE,NEW CASTLE,PA 16105,USA	01	88
03638282	REZK HANY SADEK TADROUS /DR. MR A/C 227 MOHAWK DRIVE,NEW CASTLE,PA 16105,USA	01	88
03340201	REZK IRENE ADEL ANTOUN /MRS. 227 MOHAWK DRIVE,NEW CASTLE,PA 16105,USA	01	96
04804489	RICHARDS MICHAEL /MR. RICHARDS JANIE LENOX- /MRS. 2417 PINE RIDGE DRIVE,MODESTO,CALIFORNIA 95351-4861,U S A	01	213
04876313	RILEY ANDREW DAVID /MR. 4423 SOUTH WEST HAMILTON TERRACE,PORTLAND,OREGON 97201,USA	01	1410
04778264	ROBERTSON JACKOLYN RAE /MS. 9 ROBERTS CT,MORAGA,CA 94556-1823,USA	01	560
04753985	ROBSON KENNETH BRIAN /MR. 6 WILLIAM STREET,CAMBRIDGE,MASSACHUSETTS 02139,USA	01	169
04863654	ROSS EUAN STRANG /MR. 14 PATTAGANSETT COURT 2,NIANTIC,CT 06357,USA	01	213

03081122	RUDGE MARTIN RUPERT /MR. 12626 BARRYKNOLL,HOUSTON,TEXAS 77024,USA	01	97
04981915	RULE KATHERINE /MISS. 425 EAST 63RD STREET,APARTMENT E8A,NEW YORK 10021,USA	01	364
04162459	RUNCIMAN PETER JAEMS INGLIS /DR. INEOS ACRYLICS INC,7275 GOODLETT FARMS PARKWAY,CORDOVA,TN 38018 4909, USA	01	62
04836799	RUSSELL THOMAS DONALD MICHAEL /MR. 774 CRAGMONT AVENUE,BERKELY,CALIFORNIA,CA94708,U S A	01	27
01486812	SACKRIN ROSAMUND BARBERA /MRS. 6522 GREENMOUNT DRIVE,WILLOWOOD ELKRIDGE,MARYLAND 21075,USA	01	96
02202068	SADAT SAKINA MOHAMED EL /MRS. 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011-1551,USA	01	92
03808922	SAEED ATTIA KAUSAR /MRS. 7975 22ND AVENUE NORTH,ST PETERSBURG,FLORIDA,USA	01	681

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
05033003	SALISBURY SINCLAIR GORDON CROWTHER /MR. 32 PROVIDENCE DRIVE,RICHBORO PA 18954 - 1660,U S A	01	28
03738684	SALSE DEANNE LYNN /MRS. 209 PLUM HILL DRIVE,WATSONVILLE,CALIFORNIA,95076 U S A	01	88
03791324	SAMUELS JEFFREY GEORGE JOSEPH /MR. 387 MAIDSTONE LANE,THOUSAND OAKS,CA 91320-4164,USA	01	469
02628220	SANFORD GRAHAM /MR. C/O GENERAL DELIVERY,49 TUTHILL LANE,REMSENBURG,NY 11960,USA	01	97
01079494	SAUNDERS MICHAEL BADEN /MR. 13729 THREE FATHOMS BANK DRIVE,CORPUS CHRISTI,TEXAS,TX 78418-6351,USA	01	293
01079507	SAUNDERS SHEILA MAY /MRS. 13729 THREE FATHOMS BANK DRIVE,CORPUS CHRISTI,TEXAS,TX 78418-6351,USA	01	293
04777580	SCHRAUT EMMA SCHRAUT VERN SCHRAUT DONALD 1762 S LAFAYETTE STREET,DENVER,CO 80210-3247,USA	01	1130
04776967	SCHWARTZ CELIA /MS. 251 174TH STREET 1119,MIAMI BEECH,FL 33160-3357,USA	01	1365
03791405	SCOTT MARGARET ANNE /REV. 234 CANTERBURY ROAD,ROCHESTER,NEW YORK 14607,U S A	01	200
01729201	SEBASTIAN ANTHONY /DR. 12800 CASTLEROCK COURT,OKLAHOMA CITY,OK 73142,U S A	01	96
01729199	SEBASTIAN ANTHONY /DR. NS A/C 12800 CASTLEROCK COURT,OKLAHOMA CITY,OK 73142,USA	01	194
01729183	SEBASTIAN ANTHONY /DR. RS A/C	01	96

01729217	SEBASTIAN VERONIQUE /DR. 12800 CASTLEROCK COURT,OKLAHOMA CITY,OK 73142,USA	01	96
03811981	SERRAGO LINDA /MRS. 1310 WENDELL WAY,GARLAND,TEXAS 75043-1715,USA	01	87
04914202	SERVICE JOHN DANIEL /MR. 21312 LAKE FONTAL ROAD,MONROE,WA,98272,U S A	01	294
04778222	SERVI INSTRUMENTS INC 3750 RUM ROW,NAPLES,FL 34102-7865,USA	01	1130
02731864	SHARKEY WENDY MICHELE /MRS. 139 FOX HILL ROAD,BENNINGTON,VERMONT 05201,USA	01	88
04606866	SHARON MICHELE CATHERINE /MS. 169 FRESH POND ROAD,EAST BRUNSWICK,NEW JERSEY,08816,USA	01	62
0466929A	SHEEHI CHRISTINE ANNE /MRS. 4108 WHITEACRE ROAD,FAIRFAX,VIRGINIA 22032,USA	01	308

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04776426	SHEFFIELD DEAN SHEFFIELD ANITA 51 SOUTH FORT LANE,LAYTON,UT 84041-4317,USA	01	85
00538854	SHIELS LAURA MARGARET /MS. 36 FLORENCE LANE,PRINCETON NJ 08540,U S A	01	200
01481619	SHIPLEY JO ANN /MRS. 166 DAWSON DRIVE,CASTLE ROCK CO 80104-2151,USA	01	294
04978258	SIME DAVID ROSS /MR.,DECD EXOR/S/ MR DAVID GILBERT SIME MS MARGARET MCLAINE SIME MR CHARLES MICHAEL JARVIE 5363 ASHCROFT ROAD,MINNETONKA,MN55345,USA	01	649
04560687	SIMPKINS SALLY ELIZABETH /MRS. 16530 WHISPERING OAKS LANE,FORT MILL SC 29708,USA	01	52
03689629	SIMPSON HAZEL GRAY MCNAUGHTON /MRS. 705 DAVIS BUILDING,2141 NW DAVIS STREETSUITE 302,PORTLAND, OREGON OR97210,U S A	01	185
0465596A	SKEA ROBERT /MR. 4813 LIVERPOOL LANE,RALEIGH NC 27604,USA	01	96
04778199	SKOG LINDA LESLIE /MS. 812 NO OAKES STREET,TACOMA,WA 98406-7310,USA	01	4
00983590	SLAVOTINEK ANNE MICHELE /MISS. 4519 EVERETT ST,KENSINGTON,MD 20895,USA	01	1180
00430366	SMITH CONNIE JO /MRS. 1080 SULIE LANE 153,SOUTH LAKE TAHOE,CALIFORNIA 96150,USA	01	56
0432904A	SMITH MARGARET ANNE /MRS. 813 CROSSFIELD PLACE,VENICE,FLORIDA,34293,USA	01	362

00982590	SMITH UTE MARIA /MRS. 15 BROOK STREET,WELLESLEY,MA-02482,USA	01	119
03146406	SOUZA JEAN VALERIE /MS. 5506 SADDLEBROOK COURT,BURKE,VA 22015,USA	01	105
03807627	SPURGIN ANTHONY JOHN /MR. 4252 HORTENSIA STREET,SAN DIEGO,CA 92103,USA	01	84
02427660	SPURGIN PERCY WALTER /MR. C/O ANTHONY J SPURGIN ESQ,4252 HORTENSIA STREET,SAN DIEGO CA 92103, U S A	01	3
02084762	STACE GARRY NEIL /MR. 1524 WESTPORT CRESCENT,NEWPORT NEWS,23602 VIRGINIA,USA	01	88
04777183	STAROBIN SHAYA STAROBIN MOLLIE 175 WEST BROADWAY,LONG BEACH,NY 11561-4053,USA	01	270
00620520	STEEDMAN SCOTT GRAY /MR. 2014 HAMLIN VALLEY,HOUSTON,TX 77090,USA	01	130

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02279185	STENSON MARGARET ANNE /MRS. 680 ATLANTIS ESTATES WAY,ATLANTIS,FLORIDA,33462,USA	01	97
03470085	STENSON WALTER ALEC /MR.,DECD CS A/C EXOR/S/ MS.MARGARET ANNE STENSON MR.MICHAEL JOHN HODGSON-BARKER 680 ESTATES WAY,ATLANTIS,FLORIDA 33462,UNITED STATES OF AMERICA	01	97
03470090	STENSON WALTER ALEX /MR.,DECD DS A/C EXOR/S/ MS.MARGARET ANNE STENSON MR.MICHAEL JOHN HODGSON-BARKER 680 ESTATES WAY,ATLANTIS,FLORIDA 33462,UNITED STATES OF AMERICA	01	97
04778217	STEVENSON FELICIA HAMILTON /MS. 2125 BINFORD STREET H-44,LARAMIE,WY 82072,USA	01	679
01370231	STEWART DOUGLAS ROBERT /MR. C/O BHP PETROLEUM AMERICAS INC,1360 POST OAK BOULEVARD SUITE 500, HOUSTON,TEXAS 77056-3020,USA	01	105
04777886	STOOR CLARENCE STOOR MINNIE 3428 POINT WHITE DRIVE NE,BAINBRIDGE ISLAND,WA 98110-4066,USA	01	85
04620691	STOREY ANNE ELIZABETH /MRS. 591 STRAUB ROAD WEST,MANSFIELD,OHIO 44904,USA	01	145
05035003	STOREY ANNE ELIZABETH /MRS. 2937 GREENSPIRE LANE,FAIRLAWN,OHIO 44333,USA	01	120
03746709	STREET ANDREW /MR. 196 MARTINE AVENUE,WHITE PLAINS 10601,NEW YORK,USA	01	27
03746696	STREET WILLIAM /MR. 196 MARTINE AVENUE,WHITE PLAINS 10601,NEW YORK,USA	01	27
03630755	SUTTON CAROL ANN /MRS	01	96

03708685	SWARTZ DIANE /MS. 158 CAPTIAN EAMES CIRCLE,ASHLAND,MA 01721,USA	01	280
02328381	SYED FAIZALALI NAZIR /MR. 5000 N TRIPP AVENUE,CHICAGO,IL 60630,U S A	01	96
04621618	SYME ROBERT KENNETH /MR. 35 SAYBROOKE DRIVE,PENFIELD,NEW YORK,14526,USA	01	57
04074800	TAIT MARGARET E /MRS. 452 WOODWARD COURT,LAKE FOREST,ILLINOIS 60045,USA	01	68
04074816	TAIT MICHAEL J /MR. 452 WOODWARD COURT,LAKE FOREST,ILLINOIS 60045,USA	01	68
04777029	TALLERICO VINCENNT TALLERICO ELIZABETH 87 16 PALMERO STREET,HOLLISWOOD,NY 11423-1222,USA	01	222
04776345	TALONE MARY /MS. 605 PERSHING DRIVE,SILVER SPRINGS,MD 20910-4319,USA	01	186

01197901	TOOMS JULIE ANN /MRS. 19706 IVORY BROOK DRIVE,HOUSTON,TEXAS 77094,USA	01	106
01197899	TOOMS PAUL JONATHAN /MR. 19706 IVORY BROOK DRIVE,HOUSTON,TEXAS 77094,USA	01	106
01314915	TURNBULL KARIN /MRS. 12529 PICRUS STREET,SAN DIEGO,CA 92129,USA	01	175
03536251	TURNER MALCOLM GLENN /MR. 1437 DARTMOUTH LANE,DEERFIELD,I L 60015,USA	01	109
00843726	UYTDEWILLIGEN RICHARD /MRS. 1232 GOLFSIDE DRIVE,WINTER PARK,FLORIDA 32792,U S A	01	119
01296224	VEITCH JOHN /MR. 629 CASHEW COURT,BRENTWOOD,CA 94513,USA	01	139
0129623A	VEITCH LONNIE /MRS. 629 CASHEW COURT,BRENTWOOD,CA 94513,USA	01	139

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02544754	WADE VALERIE /MRS. WADE KEITH MAXWELL PETER /MR. 1954 JOSEPH DRIVE,MORAGA,CA 94556,U S A	01	88
00093575	WALTON ANTHONY /MR. 230 PARK AVENUE,SUITE 1463,NEW YORK,NY 10169,U S A	01	3000
01235307	WATSON ELIZABETH MARY /MRS. 2 NORMANDY COURT,BINGHAMPTON,NY 13903-1316,USA	01	265
01263745	WEBB JACQUELINE MITCHELL- /MRS. 697 BALMORAL ROAD,WINTER PARK,FLORIDA 32789,USA	01	112
04778183	WEBB WILLIAM FLOYD /MR. 6110 SPRUCE FOREST,HOUSTON,TX 77092-2348,USA	01	684
0269944A	WEIHMANN ROBERT JOSEPH /MR. C/O REEVES WIRELINE,PO BOX 307,BROUSSARD,LA 70518,USA	01	101
04764328	WHITE PAMELA /MRS. 1219 WEST 67TH TERRACE,KANSAS CITY,MISSOURI,64113, UNITED STATES OF AMERICA	01	140
01312999	WILKIE THOMAS MCGREGOR /MR. 664 MACARTHUR DRIVE,COLMA,CALIFORNIA 94015,U S A	01	160
04099973	WILKINSON STEVEN /MR. 2814 YORKVIEW COURT,THE ENCLAVE AT WILLOWMERE,CHARLOTTE NC,28270,USA	01	140
03364413	WILLETT MICHAEL VICTOR /MR. 607 16TH STREET,HUNTINGTON BEACH,CALIFORNIA 92648, UNITED STATES OF AMERICA	01	88
02199494	WILLIAMS NEIL IAN /MR. 57 ALLERS BLVD,ROOSEVELT,NY 11575,USA	01	107

	668 CAMINO,CAMPANA,SANTA BARBARA,CA93111-145,UNITED STATES OF AMERICA		
03550732	WILLS JOHN ARTHUR /MR. 1169 MARKET STREET 144,SAN FRACISCO,CA 94103 1538,USA	01	88
01676985	WILLSON GABRIELLE ANNE /MRS. 209 JOSEPH POND LANE,APEX,NC 27502,USA	01	89
0167697A	WILLSON GABRIELLE ANNE /MRS. AKW A/C 209 JOSEPH POND LANE,APEX,NC 27502,USA	01	89
01676990	WILLSON MICHAEL CHARLES /MR. 209 JOSEPH POND LANE,APEX,NC 27502,USA	01	89
01380549	WILSON HEATHER /MRS. 1131 FARRINGTON DRIVE,LA HABRA,CALIFORNIA,CA 90631,USA	01	88
04777259	WOLFGANG ROEHLER INC BOX 771158,LAKEWOOD,OH 44107-0049,USA	01	690
00925840	WRIGHT BARBARA /MRS. 1585 ELK FOREST ROAD,ELKTON,MARYLAND,21921,USA	01	128

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04943097	WRIGHT WILLIAM DOUGLAS /MR. 19456 RIVER RUN,LAKE OSWEGO,OREGON,OR97034,USA	01	702
04886270	XIA YISHAN /MRS. 44 NYLANDER WAY,ACTON,MA 01720,USA	01	213
04913163	YARWOOD NORMAN /MR. 10 NORTH MEADOWMIST CIRCLE,THE WOODLANDS,TEXAS,77381,USA	01	115
04994117	YEWDALL MALCOIM ERNEST /MR. 6030 CHARDONNAY LANE,303 NAPLES,FLORIDA,FL 34119,U S A	01	803
00416708	YOUNG CAROLE ANNE HELEN /MISS. PO BOX 1080,DILLON,COLORADO 80435,USA	01	114
01897237	YOUNG REGINALD GORDON /MR.,DECD ADMIN/S/ MR ANDREW GRAHAM YOUNG 135 SAYRE DRIVE,PRINCETON,NEW JERSEY 08540,USA	01	88
04777060	ZACHOW MILDRED JOYCE /MS. 2875 MAPLE VISTA LN,LAWRENCEVILLE,GA 30044-6710,USA	01	11
03454845	ZHU HUAIYU /MR. 34267 RED CEDAR LANE,UNION CITY,CA 94587,USA	01	88

GRAND TOTALS NUMBER OF HOLDINGS :	464 (0.12 %)	ORDINARY SHARES OF 2.5P	01	166652	(0.01 %)
GRAND TOTALS NUMBER OF ACCOUNTS :	464 (0.09 %)				

3504 - HOLDING / ACCOUNT PERCENTAGES REFLECT THE REGISTER POSTION AS AT 06 NOV 2002

ISSUED CAPITAL AS AT 31 OCT 2002   ORDINARY SHARES OF 2.5P   01   1348613156